AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2005

                                                       REGISTRATION NO. 333-____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 _______________

                                    FORM SB-2

                        REGISTRATION STATEMENT UNDER THE

                             SECURITIES ACT OF 1933
                                 _______________


                         VELOCITY ASSET MANAGEMENT, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          DELAWARE                         7322                  65-0008442
------------------------------   -------------------------   -----------------
       (State or Other               (Primary Standard         I.R.S. Employer
 Jurisdiction of Incorporation   Industrial Classification     Identification
       or Organization)                 Code Number)               Number)


      48 S. Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446 - (201) 760-1030
     -----------------------------------------------------------------------
     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                 _______________

                                JOHN C. KLEINERT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         VELOCITY ASSET MANAGEMENT, INC.
                       48 S. FRANKLIN TURNPIKE, 3RD FLOOR
                            RAMSEY, NEW JERSEY 07446
                                 (201) 760-1030
       -------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 _______________

                                   COPIES TO:

                             STEVE A. SAIDE, ESQUIRE
                        158 West 27th Street, Third Floor
                               New York, NY 10001
                                 (212) 367-9400

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering [ ]______________________

         If this form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]______________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                 _______________

                         Calculation of Registration Fee
==================================================================================================================================
                                        Amount of           Proposed Maximum          Proposed Maximum
  Title of each Class of              Shares to be              Offering             Aggregate Offering
Securities to be Registered            Registered          Price per Share (1)            Price (1)               Registration Fee
-----------------------------          ----------          -------------------           -----------              ----------------
Common Stock, par value $.001           6,981,412 (2)            $4.15                   $28,972,860                 $3,410.11

==================================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the closing bid and ask prices for the Common Stock as reported on the OTC Bulletin Board on January 11, 2005, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2) Such presently indeterminable number of additional shares of common stock are registered hereunder as may be issued in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, stock combination or other similar changes in the common stock.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                TABLE OF CONTENTS

Prospectus Summary                                                            1
Risk Factors                                                                  2
Special Note Regarding Forward-Looking Statements                             9
Use of Proceeds                                                              10
Selling Shareholders                                                         10
Plan of Distribution                                                         12
Legal Proceedings                                                            13
Description of Business                                                      13
Management's Discussion and Analysis of Financial Conditions
 or Plan of Operations                                                       19
Directors, Executive Officers, Promoters and Control Persons                 20
Executive Compensation                                                       22
Security Ownership of Certain Beneficial Holder and Management               22
Certain Relationships and Related Transaction                                23
Description of Capital Stock                                                 23
Market for Common Equity and Related Stockholder Matters                     24
Description of Property                                                      25
Changes in and Disagreements with Accountants on Accounting and
 Financial Disclosure                                                        25
Legal Matters                                                                26
Experts and Consent                                                          26
Where You Can Find More Information                                          26
Financial Statements                                                         27

                                 _______________

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                 ______________

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                                                          Subject to Completion,
                                                           Dated ________, 2005

                         VELOCITY ASSET MANAGEMENT, INC.

                                  COMMON STOCK

                                6,981,412 SHARES

                                 _______________

         This prospectus relates to the offer and sale of up to 6,981,412 shares of common stock, $0.001, par value of Velocity Asset Management, Inc., all of which may be sold from time to time by the selling shareholders described in this prospectus. Of the shares being offered hereby, 2,904,753 shares relate to shares presently owned by selling shareholders and the remaining 4,076,659 shares relate to shares issuable on the exercise of warrants and options. We filed this registration statement, of which this prospectus is a part, to satisfy our obligations to certain selling shareholders to register for resale the shares issued to them and the shares issuable on exercise of the warrants and options.

         We will receive proceeds of approximately $5.5 million upon if all of the warrants and options referred to herein are exercised. We will not receive any proceeds from the sale of shares by any of the selling shareholders. The selling shareholders may sell the shares from time to time in public or private transactions occurring on or off the OTC Bulletin Board, at prevailing market prices or at negotiated prices. Sales may be made directly to purchasers or through brokers or dealers who are expected to receive customary commissions or discounts.

         We will pay all expenses of this offering except for any underwriting fees, commissions, brokerage fees and transfer taxes, which will be paid by the selling shareholders.

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should read both this prospectus and any related prospectus supplement, together with additional information described under "Where You Can Find Additional Information About Us."

         Our common stock is quoted on the OTC Bulletin Board under the symbol "VCYA.OB". On January 11, 2005, the average closing bid and ask price of our common stock on the OTC Bulletin Board was $4.15 per share. We intend to apply to have our common stock listed on a national exchange. No assurance can be given that such application will be approved, and, if approved, that an active trading market for our common stock will be established or maintained.

         INVESTING IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                        _________________________________

         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        _________________________________

                   This prospectus is dated January __, 2005.

                               PROSPECTUS SUMMARY

         This summary provides an overview of selected information and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the financial data and related notes contained elsewhere herein and the information we have incorporated by reference before making an investment decision.

Overview

         The Company, previously known as Tele-Optics, Inc., was organized in the State of Delaware in December 1986. Since February 3, 2004, when we acquired STB, Inc., a New Jersey corporation ("STB"), we have engaged in the acquiring, managing, collecting and servicing of receivable portfolios and interests in distressed real property through three wholly-owned subsidiaries:

         J. Holder, Inc. ("JHI"), which was formed in 2002, invests, at a discount from fair market value, in real property being sold at sheriff's foreclosure and judgment execution sales, defaulted mortgages, partial interests in real property and the acquisition of real property with clouded title.

         VOM, LLC ("VOM"), which was formed in 2002, invests in New Jersey municipal tax liens with the focus on profit through legal collection and owned real estate opportunities presented by the current tax environment.

         Velocity Investments, LLC ("Velocity"), which was formed in 2002, invests in consumer debt purchased on the secondary market at a discount from face value and then liquidates these debt portfolios through legal collection means.

         Our objective is to maximize our return on investment on acquired receivables portfolios, interests in real property and tax lien certificates by purchasing such assets at a discount to market value and outsourcing the collection of these assets on a pay per performance basis. The Company's overall capital base is allocated based upon a primary objective of identifying, evaluating, pricing and acquiring receivable portfolios, distressed real property and tax lien certificates at below par value based upon the conditions of the particular market and the price and/or cost of the specific asset within such market. We acquire receivable portfolios at a significant discount to the amount actually owed by the obligors. We acquire these portfolios after a qualitative and quantitative analysis of the underlying receivables and calculate the purchase price so that our estimated cash flow offers us an adequate return on our acquisition costs and servicing expenses. We purchase receivables from creditors and others through privately negotiated direct sales and auctions in which sellers of receivables seek bids from several pre-qualified debt purchasers. We pursue new acquisitions of receivable portfolios and interests in distressed real property on an ongoing basis through our relationships with industry participants, collection agencies, investors and our financing sources, brokers who specialize in the sale of receivable portfolios and other sources. Portfolios and interests in distressed real property are purchased through internally generated cash flow, seller financed credit lines/leases and through traditional leverage methods. After purchasing a portfolio, we actively monitor its performance and review and adjust our collection and servicing strategies accordingly. We outsource the legal collection process to third parties to keep actual overhead at a minimum.

         Our principal executive offices are located at 48 S. Franklin Turnpike, 3rd Floor, Ramsey, New Jersey 07446 and our telephone number is (201) 760-1030. Our corporate website is www.velocitycollection.com. The information on our website is not incorporated by reference in this prospectus.

The Offering

         As of January 11, 2005, we had 15,927,462 shares of common stock outstanding and warrants and options, exercisable at various prices, to acquire 4,076,659 additional shares. All of the shares being offered for sale by this prospectus will be sold from time to time by the selling shareholders. We will receive proceeds of approximately $5.5 million if all of the warrants and options are exercised. We expect to use these proceeds for general corporate purposes. We will not receive any proceeds from the sale of any of the shares, including shares underlying the warrants and options, sold by the selling shareholders.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

         This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this prospectus.

                     Risk Factors Relating to Our Operations

We are a New Venture with a Limited Operating History

         Prior to our acquisition of STB, Inc. (the former parent of our current subsidiaries) on February 3, 2004 (the "Merger"), our company had been inactive since 1991. STB was organized in 2003 and none of its subsidiaries has been in business for more than five years. Due to our limited operating history, our ability to operate successfully is materially uncertain and our operations and prospects are subject to all risks inherent in a developing business enterprise. Our limited operating history also makes it difficult to evaluate our long term commercial viability. Our potential for success must be evaluated in light of the problems, expenses and difficulties frequently encountered by new businesses in general and the collection services business specifically.

We may not be able to purchase receivable portfolios or interests in distressed real property at favorable prices or on sufficiently favorable terms or at all.

         Our success depends upon the continued availability of receivable portfolios and interests in distressed real property that meet our purchasing criteria and our ability to identify and finance the purchases of such portfolios and interests. The availability of receivable portfolios and interests in distressed real property at favorable prices and on terms acceptable to us depends on a number of factors outside of our control, including:

         o        the continuation of the current growth trend in debt;

         o the continued volume of receivable portfolios and interests in real estate available for sale; and

         o competitive factors affecting potential purchasers and sellers of receivable portfolios and interests in real estate.

The market for acquiring receivable portfolios and interests in distressed real property is becoming more competitive, thereby possibly diminishing our ability to acquire such receivables or interests at attractive prices in future periods.

         The growth in debt may also be affected by:

         o        a slowdown in the economy;

         o        reductions in consumer spending;

         o        changes in the underwriting criteria by originators; and

         o        changes in laws and regulations governing lending.

         Any slowing of the consumer debt growth trend could result in a decrease in the availability of receivable portfolios for purchase that could affect the purchase prices of such portfolios. Any increase in the prices we are required to pay for such portfolios in turn will reduce the profit, if any, we generate from such portfolios.

We may not be able to recover sufficient amounts on our receivable portfolios to recover the costs associated with the purchase and servicing of those portfolios and to fund our operations.

         We acquire and collect on receivable portfolios that contain charged-off, semi-performing and performing receivables. In order to operate profitably over the long term, we must continually purchase and collect on a sufficient volume of receivables to generate revenue that exceeds our costs. For accounts that are charged-off or semi-performing, the originators or interim owners of the receivables generally have:

         o made numerous attempts to collect on these obligations, often using both their in-house collection staff and third-party collection agencies;

         o        subsequently deemed these obligations as uncollectible; and

         o        charged-off these obligations.

         These receivable portfolios are purchased at significant discounts to the amount the obligor owes. These receivables are difficult to collect and actual recoveries may vary and be less than the amount expected. In addition, our collections may worsen in a weak economic cycle. We may not recover amounts in excess of our acquisition and servicing costs.

         Our ability to recover on our portfolios and produce sufficient returns can be negatively impacted by the quality of the purchased receivables. In the normal course of our portfolio acquisitions, some receivables may be included in the portfolios that fail to conform to certain terms of the purchase agreements and we may seek to return these receivables to the seller for payment or replacement receivables. However, we cannot guarantee that any of such sellers will be able to meet their payment obligations to us. Accounts that we are unable to return to sellers may yield no return. If cash flows from operations are less than anticipated as a result of our inability to collect sufficient amounts on our receivables, our ability to satisfy our debt obligations, purchase new portfolios and our future growth and profitability may be materially adversely affected.

We are subject to competition for the purchase of receivable portfolios and interests in distressed real property.

         We compete with other purchasers of receivable portfolios and interests in distressed real property, with third-party collection agencies and with financial services companies that manage their own receivable portfolios. We compete on the basis of reputation, industry experience and performance. Some of our competitors have greater capital, personnel and other resources than we have. The possible entry of new competitors, including competitors that historically have focused on the acquisition of different asset types, and the expected increase in competition from current market participants may reduce our access to receivable portfolios or interests in distressed real property. Aggressive pricing by our competitors could raise the price of receivable portfolios or interests in distressed real property above levels that we are willing to pay, which could reduce the number of receivable portfolios and interests in distressed real property suitable for us to purchase or, if purchased by us, reduce the profits, if any, generated by such portfolios or interests. If we are unable to purchase receivable portfolios or interests in distressed real property at favorable prices or at all, our revenues and earnings could be materially reduced.

Our collections on unsecured receivables may decrease if bankruptcy filings increase.

         During times of economic recession, the amount of defaulted receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings an obligor's assets are sold to repay credit originators, but since certain of the receivables we purchase are unsecured we often would not be able to collect on those receivables. We cannot assure you that our collection experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to our unsecured receivables portfolio is significantly lower than we projected when we purchased the portfolio, our earnings could be negatively affected. We use estimates for recognizing revenue on a majority of our receivable portfolio investments and our earnings would be reduced if actual results are less than estimated.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure.

         We may pursue the acquisition of receivable portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables, and consequently, we may not generate a profit from these receivable portfolio acquisitions.

The loss of certain of our executive officers may adversely affect our operations and our ability to successfully acquire receivable portfolios.

         Mr. Kleinert, our President and Chief Executive Officer, Mr. Ragan, Sr., our Vice President, and Mr. Ragan, Jr. our Treasurer and Secretary, are responsible for making substantially all management decisions, including determining which portfolios to purchase, the purchase price and other material terms of such portfolio acquisitions. These decisions are instrumental to the success of our business. The loss of the services of Mr. Kleinert, Mr. Ragan, Sr. or Mr. Ragan, Jr. could disrupt our operations and adversely affect our ability to successfully acquire receivable portfolios.

We have experienced rapid growth over the past several years, which has placed significant demands on our administrative, operational and financial resources and could result in an increase in our expenses.

         We plan to continue our growth, which could place additional demands on our resources and cause our expenses to increase. Future internal growth will depend on a number of factors, including:

         o the effective and timely initiation and development of relationships with sellers of receivable portfolios and strategic partners;

         o        our ability to efficiently collect receivables; and

         o the recruitment, motivation and retention of qualified personnel.

         Sustaining growth will also require the implementation of enhancements to our operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to maintain or accelerate our growth and any failure to do so could adversely affect our ability to generate revenues and control our expenses.

If our technology and phone systems are not operational, our operations could be disrupted and our ability to successfully acquire receivable portfolios could be adversely affected.

         Our success depends in part on sophisticated telecommunications and computer systems. The temporary loss of our computer and telecommunications systems, through casualty, operating malfunction or service provider failure, could disrupt our operations. In addition, we must record and process significant amounts of data quickly and accurately to properly bid on prospective acquisitions of receivable portfolios and to access, maintain and expand the databases we use for our collection or monitoring activities. Any failure of our information systems and their backup systems would interrupt our operations. We may not have adequate backup arrangements for all of our operations and we may incur significant losses if an outage occurs. Any interruption in our operations could have an adverse effect on our results of operations and financial condition.


                      Risk Factors Relating to Our Industry

Government regulations may limit our ability to recover and enforce the collection of our receivables.

         Federal, state and municipal laws, rules, regulations and ordinances may limit our ability to recover and enforce our rights with respect to the receivables acquired by us. These laws include, but are not limited to, the following federal statutes and regulations promulgated thereunder and comparable statutes in states where obligors reside and/or where creditors are located:

         o        the Fair Debt Collection Practices Act;

         o        the Federal Trade Commission Act;

         o        the Truth-In-Lending Act;

         o        the Fair Credit Billing Act;

         o        the Equal Credit Opportunity Act; and

         o        the Fair Credit Reporting Act.

         o        the Fair Foreclosure Act.

         We may be precluded from collecting receivables we purchase where the creditor or other previous owner or servicer failed to comply with applicable law in originating or servicing such acquired receivables. Laws relating to the collection of consumer debt also directly apply to our business. Our failure to comply with any laws applicable to us, including state licensing laws, could limit our ability to recover on receivables and could subject us to fines and penalties, which could reduce our earnings and result in a default under our loan arrangements

         Additional laws may be enacted that could impose additional restrictions on the servicing and collection of receivables. Such new laws may adversely affect the ability to collect on our receivables which could also adversely affect our revenues and earnings.

Class action suits and other litigation in our industry could divert our management's attention from operating our business and increase our expenses.

         Certain originators and servicers in the consumer credit industry have been subject to class actions and other litigation. Claims have included failure to comply with applicable laws and regulations and improper or deceptive origination and servicing practices. If we become a party to any such class action suit or other litigation, our results of operations and financial condition could be materially adversely affected.


                    Risk Factors Relating to Our Common Stock

Our quarterly operating results may fluctuate and cause our stock price to decline.

         Because of the nature of our business, our quarterly operating results may fluctuate, which may adversely affect the market price of our common stock. Our results may fluctuate as a result of any of the following: o the timing and amount of collections on our receivable portfolios;

         o our inability to identify and acquire additional receivable portfolios;

         o a decline in the estimated value of our receivable portfolio recoveries;

         o increases in operating expenses associated with the growth of our operations; and

         o        general and economic market conditions.

Because Several Existing Stockholders Own a Large Percentage of Our Voting Stock, Other Stockholders' Effective Voting Power may be Limited.

         As of January 11, 2005, three stockholders (the former holders of all of the capital stock of STB) beneficially own or control approximately 90.4% (including shares issuable upon exercise of warrants owned by such shareholders) of our shares. If some or all of such persons act together, they can have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This potential concentration of control can affect the value of our securities.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our board of directors and management.

         Several provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current board of directors. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock.

Penny Stock Regulations may Impose certain Restrictions on Marketability of our Common Stock.

         The Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities.

         Investors should be aware that, according to the Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

         o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

         o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

         o "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

         o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

         o the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

         Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our common stock.

Additional Authorized Shares of Common Stock and Preferred Stock Available for Issuance may Adversely Affect the Market.

         We are authorized to issue 40,000,000 shares of our common stock. As of the date of this prospectus, there were 15,927,462 shares of our common stock issued and outstanding. However, the total number of shares of common stock issued and outstanding does not include outstanding unexercised options or warrants exercisable for 4,076,659 of shares of common stock. As of the date of this prospectus, we have reserved up to 4,076,659 shares of our common stock for issuance upon exercise of outstanding stock warrants. A total of 1,000,000 shares of common stock have been reserved under the Company's 2004 Equity Incentive Program. As of the date of this prospectus, none of these options have been issued.

         Exercise of the outstanding warrants will reduce the percentage of common stock held by the public stockholders. Further, the terms on which we could obtain additional capital during the life of the warrants may be adversely affected, and it should be expected that the holders of the warrants would exercise them at a time when we would be able to obtain equity capital on terms more favorable than those provided for by such warrants. As a result, any issuance of additional shares of common stock may cause our current shareholders to suffer significant dilution which may adversely affect the market.

         In addition to the above-referenced shares of common stock which may be issued without shareholder approval, we have shares of authorized "blank check" preferred stock, the terms of which may be fixed by our Board of Directors. Although none of this preferred stock is issued and outstanding and we have no present plans to issue any preferred stock, our Board of Directors has the authority, without shareholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock could have an adverse effect on the holders of common stock.

Common Stock Eligible for Future Sale may Adversely Affect the Market.

         Of the 15,927,462 shares of common stock held by our present stockholders, 78,385 shares may be available for public sale by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Act, subject to certain limitations. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed 1% of the then outstanding shares of common stock. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not our affiliate and who has satisfied a two-year holding period. Additionally, the shares registered pursuant to this prospectus represent 34.9% of the Common Stock held by our present stockholders. The sale of such a large number of shares may have an adverse effect on the market price of our common stock.

The Limited Trading Activity may Cause Possible Volatility in our Stock Price.

         There has only been a limited public market for our securities and there can be no assurance that an active trading market in our securities will develop, and, if developed, maintained. The OTC Bulletin Board is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than The Nasdaq Stock Market, and quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for The Nasdaq Stock Market. We intend to apply to have our common stock listed on a national exchange. No assurance can be given that such application will be approved, and, if approved, that an active trading market for our common stock will be established or maintained. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of our common stock is expected to be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' earnings estimates, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors. These fluctuations, as well as general economic and market conditions, may have a material or adverse effect on the market price of our common stock.

We have Never Paid Dividends.

         We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance growth. If we determine that we will pay dividends to the holders of our common stock, there is no assurance or guarantee that such dividends will be paid on a timely basis.

The Price of Our Common Stock has been Subject to Significant Fluctuation and the Price of Our Common Stock may be Volatile, which May Result in Litigation that could be Costly and Divert our Resources.

         The trading price of our common stock in the past has been, and in the future may be, highly volatile. The trading price could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

No Evaluation of the Common Stock or the Company has been Conducted by any Governmental Agency.

         No Federal or state commission, department or agency has made any evaluation, finding, recommendation or endorsement with respect to the securities offered hereby.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes and incorporates by reference "forward-looking statements"` within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 with respect to our financial condition, results of operations, plans, objectives, future performance and business, which are usually identified by the use of words such as "will," "may,"` "anticipates," "believes," "estimates," "expects," "projects," "plans," "predicts," "continues," "intends," "should," "would," or similar expressions. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with these safe harbor provisions.

         These forward-looking statements reflect our current views and expectations about our plans, strategies and prospects, which are based on the information currently available and on current assumptions.

         We cannot give any guarantee that these plans, intentions or expectations will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those factors described in the "Risk Factors" section beginning on page 2 of this prospectus. Listed below and discussed elsewhere in this prospectus are some important risks, uncertainties and contingencies that could cause our actual results, performances or achievements to be materially different from the forward-looking statements included or incorporated by reference in this prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

         o the availability for purchase of receivable portfolios and interests in distressed real property that satisfy our criteria;

         o        competition in the industry;

         o        the availability of debt and equity financing;

         o        the development of new competitive technologies;

         o        future acquisitions;

         o        the availability of qualified personnel;

         o international, national, regional and local economic and political changes;

         o        general economic conditions; and

         o trends affecting our industry, our financial condition or results of operations.

         You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

                                 USE OF PROCEEDS

         We will receive a maximum of approximately $5.5 million from the issuance of shares if all of the warrants and options described herein are exercised. We expect to use these proceeds for general corporate purposes. We will not receive any proceeds from the sale of shares by any selling shareholder. The exercise price for the warrants and options is $2.50 per share, with the exception of warrants for a total of 3,199,500 shares of common stock, which have an exercise price of $1.04 per share.

                              SELLING STOCKHOLDERS

         The selling stockholders acquired the shares of common stock, warrants and options held by them in the transactions listed below.

         W. Peter Ragan, Sr., W. Peter Ragan, Jr. and John C. Kleinert received the warrants to purchase 2,437,000 shares of common stock that they hold on February 3, 2004 in connection with the Merger.

         David Grantatell acquired the shares of common stock and warrants that he holds in a private placement we conducted in connection with the Merger.

         On February 5, 2004, we entered into a Business Advisory Agreement with an unrelated corporation. Pursuant to this agreement, we issued Lomond International, Inc. a warrant exercisable for a five year period to purchase an aggregate of 200,000 shares of common stock at an exercise price of $1.04 per share in exchange for business advisory services.

         On December 16, 2004, we entered into an Independent Consulting Agreement with The Del Mar Consulting Group, Inc., an unrelated corporation (the "Consultant"), pursuant to which the Consultant agreed to provide certain specified public relations services for a period of one year. As compensation for such services, we agreed to issue to the Consultant, as a commencement bonus, 100,000 shares of our common stock and a nonqualified stock option to purchase 250,000 shares of our common stock exercisable for five years at a price of $2.50 per share. In connection with such agreement, two of our executive officers, W. Peter Ragan and W. Peter Ragan, Jr., granted an option to RB & AJ Associated Holdings, Inc., a corporation majority owned by Robert B. Prag, the president of the Consultant, to purchase for $13,600 warrants owned by Messrs. Ragan and Ragan to purchase an aggregate of 85,000 (42,500 from each) shares of our common stock at $1.04 per share. In addition, Messrs. Ragan and Ragan granted an option to Bryan Smyth, an employee of the Consultant, to purchase for $2,400 warrants owned by Messrs. Ragan and Ragan to purchase an aggregate of 15,000 (7,500 from each) shares of our common stock at $1.04 per share. Both options are exercisable until January 30, 2005.

         The remainder of the selling stockholders acquired the shares of common stock held by them in a private placement. From October 2004 through January 2005, we sold 2,242,353 units in a private placement to 42 accredited investors. Each unit was comprised of one share of our common stock and a warrant to purchase one-fifth of one share of our common stock for $2.50 per share exercisable during the five years following the issuance of the unit. The investors paid $1.50 per unit, for aggregate gross proceeds of $3,363,529.50. Under the terms of the subscription agreement with each investor, we agreed to register the shares of our common stock included in the units (including the shares of common stock issuable upon the exercise of the warrant) acquired by the selling stockholder in the private placement. Under the terms of that agreement, we agreed to file such registration statement and use commercially reasonable efforts to cause such registration statement to become effective and remain continuously effective until the earlier of (1) two years from the closing date or (2) the date the selling stockholders could sell all such shares in a single day pursuant to Rule 144 of the Securities Act of 1933.

         We issued the shares to the selling stockholders in each of the above transactions pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended, including Section 4(2).

         Registration by the selling stockholders does not necessarily mean that the selling stockholders will sell any or all of their shares.

         The information with regard to the selling stockholders in the table below is based upon information provided to us by the selling stockholders as of January 7, 2005. The shares listed below represent the shares that each selling stockholder currently beneficially owns and the number of shares such selling stockholder indicated it plans to offer.


         The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:


                                        Shares Beneficially Owned                                   Shares Beneficially Owned
                                         and Ownership Percentage        Number of Shares           and Ownership Percentage
Selling Stockholder(1)                      Prior to Offering             Being Offered                  after Offering
----------------------                      -----------------             -------------                  --------------
Andrus, Jeremy(2)                               42,000*                       42,000                          0 (0%)
Babbitt, Edward S.(2)                          160,000*                      160,000                          0 (0%)
Belsky, Ira(2)                                  60,000*                       60,000                          0 (0%)
Big Sky Investors(2)                            24,000*                       24,000                          0 (0%)
Botz, Randall A. (2)                            12,000*                       12,000                          0 (0%)
Thomas Corcoran(3)                              21,685*                       21,685*                         0 (0%)
The Conklin Corporation(2)                      40,200*                       40,200                          0 (0%)
Davis, William(2)                              180,000 (1.1%)                180,000                          0 (0%)
The Del Mar Consulting Group(4)                350,000 (2.2%)                350,000                          0 (0%)
Doyle, Jonathan and Doyle, Elysia              120,000*                      120,000                          0 (0%)
Fink Family Trust(2)                            12,000*                       12,000                          0 (0%)
Free Market Capital, L.P.(2)                    84,000*                       84,000                          0 (0%)
Freimark Blair & Co.(3)                          2,854*                        2,854*                         0 (0%)
Freimark, Don(3)                                 7,750*                        7,750*                         0 (0%)
Goldman, David(2)                              120,000*                      120,000                          0 (0%)
Grantatell, David(5)                         1,125,000 (7%)                1,125,000                          0 (0%)
Hickey, William F.(2)                          120,000*                      120,000                          0 (0%)
Ierardi, Brian L.(2)                             1,800*                        1,800                          0 (0%)
Kleinert, John C.(6)(7)                      9,771,974 (61%)               1,718,500                  8,053,474 (50.3%)
Kleinert, Robert W.(2)                         186,000*                      156,000                          0 (0%)
Kleinert, Robert W., Kleinert, Jane B.,         12,000*                       12,000                          0 (0%)
  Joint Tenants(2)
Kleinman, Neil(2)                              120,000*                      120,000                          0 (0%)
Lemark, John S.(2)                              96,000*                       96,000                          0 (0%)
Lesko, Cecily Anne(2)                           48,000*                       48,000                          0 (0%)
Levy, David(2)                                  20,000*                       20,000                          0 (0%)
Lincoln Trust Company f/b/o Thomas
  Corcoran(2)                                   60,000*                       60,000                          0 (0%)
Lomond International, Inc.(8)                  593,899 (3.7%)                227,433                    366,466 (2.3%)
Lumere, Inc.(2)                                 20,000*                       20,000                          0 (0%)
Mannion, Jr., Paul T.(2)                        78,000*                       78,000                          0 (0%)
Matthew Franke Retirement Fund(2)               20,000*                       20,000                          0 (0%)
Moore, Douglas(2)                               40,000*                       40,000                          0 (0%)
MS DW Inc. Custodian for Douglas
  Friedenberg IRA Standard/SEP
  DTB 4/16/01(2)                                18,000*                       18,000                          0 (0%)
Orlandella, Gregory W. (2)                      20,400*                       20,400                          0 (0%)
Palisades Master Fund, L.P.(2)                 240,000 (1.5%)                240,000                          0 (0%)
PEF Advisors Ltd.(2)                            84,000*                       84,000                          0 (0%)
Price, Fred D.(2)                              120,000*                      120,000                          0 (0%)
Raben, Norman(2)                                12,000*                       12,000                          0 (0%)
Ragan, W. Peter, Sr.(6)(9)                   2,343,625 (14.6%)               359,250                  1,984,375 (12.4%)
Ragan, W. Peter, Jr.(6)(9)                   2,343,625 (14.6%)               359,250                  1,984,375 (12.4%)
RB&AJ Associated Holdings, Inc.(3)              92,366*                       92,366*                         0 (0%)
Reckles, Andrew F.(2)                           40,000*                       40,000                          0 (0%)
Rowinski, John(2)                               24,000*                       24,000                          0 (0%)
RP Capital, LLC(2)                              40,000*                       40,000                          0 (0%)
Ruzzo, Louis(2)                                 16,020*                       16,020                          0 (0%)
Sandor Capital Master Fund, L.P.(2)            330,000 (2.0%)                330,000                          0 (0%)
Silvestre, Raul(2)                              20,000*                       20,000                          0 (0%)
SJ Investment Company(2)                        40,000*                       40,000                          0 (0%)
Stafford, James R.(2)                           12,000*                       12,000                          0 (0%)
Williams, Morgan L.(2)                           8,004*                        8,004                          0 (0%)
Any future transferee, pledge,
donee or successor of the selling
stockholder (2)

* Less than 1%
_____________

(1) Information about other selling stockholders will be set forth in prospectus supplements, if required.
(2) Five-sixth of such shares are presently owned by the selling stockholder. One-sixth of such shares are issuable to the selling stockholder upon the exercise of a warrant.
(3) Such shares are issuable to the selling stockholder upon the exercise of a warrant.

(4)  Includes 250,000 shares issuable upon the exercise of an option.
(5) One-half of such shares are presently owned by the selling stockholder. One-half of such shares are issuable to the selling stockholder upon the exercise of a warrant.
(6)  Such person is a director and/or executive director.
(7)  Includes 1,718,500 shares issuable upon the exercise of warrants.
(8)  Includes 227,433 shares issuable upon the exercise of warrants.
(9)  Includes 359,250 shares issuable upon the exercise of a warrant.


                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling stockholders. Each selling stockholder includes its respective pledgees, donees, distributees, transferees or other successors-in-interest selling shares received from such selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus. A supplement to this prospectus may be filed naming that successor-in-interest prior to consummating a sale hereunder. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

         o        on one or more exchange;

         o        in the over the counter market;

         o in private transactions other than an exchange or in the over-the-counter market;

         o        by pledge to secure debts and other obligations;

         o in connection with the writing of non-traded and exchange-traded call options,

         o in hedge transactions and in settlement of other transactions or over the counter options; or

         o        in a combination of any of the above transactions.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated or fixed prices.

         The selling stockholders may use broker-dealers to sell their shares. The selling stockholders may pay broker-dealers compensation in the form of commissions, discounts or concessions in amounts to be negotiated in connection with the sales. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commissions, discount or concession may be deemed to be underwriting discounts or commissions under the Act. If a selling stockholder was deemed an underwriter, such selling stockholder might be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws. These expenses include registration and qualification fees, legal fees and expenses, and auditing and accounting expenses. The selling stockholders have agreed to bear their own counsel fees or any brokers' commissions or underwriting discounts incurred in connection with the registration of its shares. The selling stockholders may agree to indemnify any broker-dealer, agent or other person that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

         The selling stockholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than pursuant to this prospectus provided they meet the criteria and conform to the requirements of that Rule.

         There can be no assurance that the selling stockholders will sell any or all of their shares of our common stock offered hereunder.

         The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any common stock by selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

                                LEGAL PROCEEDINGS

         There are presently no material pending legal proceedings to which we or any of our subsidiaries is a part or to which any of our property is the subject and, to the best of our knowledge, no such action against us is contemplated or threatened.

                             DESCRIPTION OF BUSINESS

General

         Since February 3, 2004, when we acquired STB, Inc., a New Jersey corporation ("STB"), we have engaged in the acquiring, managing, collecting and servicing of receivable portfolios and interests in distressed real property through three wholly-owned subsidiaries:

         J. Holder, Inc. ("JHI"), which was formed in 2002, invests, at a discount from fair market value, in real property being sold at sheriff's foreclosure and judgment execution sales, defaulted mortgages, partial interests in real property and the acquisition of real property with clouded title.

         VOM, LLC ("VOM"), which was formed in 2002, invests in New Jersey municipal tax liens with the focus on profit through legal collection and owned real estate opportunities presented by the current tax environment.

         Velocity Investments, LLC ("Velocity"), which was formed in 2002, invests in consumer debt purchased on the secondary market at a discount from face value and then liquidates these debt portfolios through legal collection means.

History

         We were incorporated in Delaware under the name Tele-Optics, Inc. in December 1986 for the purpose of acquiring all of the common stock of Lenzar Optics, Inc. ("Lenzar"). Lenzar was then engaged in the development, manufacture and marketing of a variety of optical, electronic and electro-optical products for use in the medical and defense industries. In September 1991, we sold all of our assets related to Lenzar's operations to a third party. Since that sale and until February 3, 2004 (the "Effective Date"), when we acquired STB, Inc., a New Jersey corporation ("STB"), we have had virtually no active business operations. On November 21, 1997, new investors, including our management immediately prior to the Effective Date, purchased approximately sixty-two (62%) percent of our then issued and outstanding common stock. Between November 21, 1997 and February 3, 2004, those investors and others have provided additional funds in the form of equity investment and loans to ensure our viability and permit us to continue our limited operations and pursue business opportunities.

         On the Effective Date, we entered into and consummated an Agreement and Plan of Merger (the "Merger Agreement") by and among our wholly-owned subsidiary, TLOP Acquisition Company, L.L.C., a New Jersey limited liability company ("Newco"), STB and the stockholders of STB, John C. Kleinert, W. Peter Ragan, Sr. and W. Peter Ragan, Jr. (collectively, the "Stockholders"). Pursuant to the Merger Agreement, on the Effective Date, STB was merged with and into Newco (the "Merger"), and we issued to the Stockholders in exchange for all of the common stock of STB issued and outstanding (a) an aggregate of 79,682,500 shares of our common stock, (b) the right to receive an aggregate of 23,505,000 additional shares of our common stock upon amendment of our certificate of incorporation to increase the total number of shares of capital stock that we are authorized to issue, and (c) warrants to purchase during a period of five years an aggregate of 31,681,000 shares of Common Stock at an exercise price of $.08 per share. The details of the Merger are set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 18, 2004. The 79,682,500 shares of Common stock issued to the Stockholders represented approximately 80% of the then total issued and outstanding shares of our Common Stock. The Merger Agreement also provided that upon amendment of our certificate of incorporation to authorize us to issue a series of preferred stock having certain terms and conditions, John C. Kleinert would convert all of the debt owed by us to him, including debt under a line of credit and other secured loans, into shares of such preferred stock. Share numbers and share prices in this paragraph do not give effect to the 13 for one reverse stock split described below.

         In connection with the Merger, we completed a private placement to an accredited investor of 7,312,500 shares of Common Stock and a warrant exercisable for a period of five years to purchase an aggregate of 7,312,500 shares of Common Stock at an exercise price of $.08 per share in exchange for an aggregate cash consideration of $500,000. Share numbers and share prices in this paragraph do not give effect to the 13 for one reverse stock split described below.

         Effective April 8, 2004, we amended our certificate of incorporation to
(a) change our corporate name to Velocity Asset Management, Inc., (b) effect a 13 for one reverse split of our then issued and outstanding shares of common stock, and (c) change the total authorized shares of our capital stock to 50,000,000 shares, of which 40,000,000 are classified as common stock, par value $.001 per share, and 10,000,000 are classified as preferred stock, par value $.001 per share, issuable in such series with such powers, designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as our Board of Directors may fix from time to time by resolution or resolutions. As a result of such amendment, we had sufficient authorized shares of common stock to enable us to issue to the Stockholders the additional shares of common stock and warrants as provided in the Merger Agreement, and the Company has effected such issuance.

Industry Overview

         The purchasing, servicing and collection of charged-off, semi-performing and performing receivables is a growing industry that is driven by many factors including:

         o        increasing levels of debt;

         o        increasing defaults of the underlying receivables;

         o increasing utilization of third-party providers to collect such receivables;

         o fluctuating employment environment exacerbated by overseas outsourcing;

         o challenged municipal governments raising property taxes to bridge budgetary gaps;

         o increasing values in a real estate market driven by high refinancing activity as a means to maintain lifestyles; and

         o mounting debt and pressure on banks and financial institutions to remove nonperforming or unattractive investments from their balance sheets.

         According to a US Federal Reserve release dated January 2005, consumer debt was $2.08 trillion and contracting at an annual rate of 5% as of November 2004. We believe that as a result of the difficulty in collecting these receivables and the desire of originating institutions to focus on their core businesses and to generate revenue from these receivables, originating institutions are increasingly electing to sell these portfolios.

Strategy

         Our primary objective is to utilize our management's experience and expertise to effectively grow our business by identifying, evaluating, pricing and acquiring interests in distressed real property and receivable portfolios and maximizing collections of such receivables in a cost efficient manner. Our strategy includes:

         o managing the legal collection and servicing of our receivable portfolios,

         o outsourcing much of the basic due diligence to maintain low fixed overhead;

         o        outsourcing most of the legal collection processes;

         o expanding geographically while maintaining the same management of the legal collection and servicing of receivable portfolios;

         o increasing and expanding financial flexibility and leverage through increased capital lines of credit;

         o capitalizing on our strategic relationships to identify and acquire receivable portfolios and interests in distressed real estate; and

         o expanding our business through the purchase of receivables and interests in distressed real estate from new and existing sources.

         We believe that as a result of our management's experience and expertise, and the fragmented yet growing market in which we operate, we are well-positioned to successfully implement our strategy.

         Additionally, in 2005 we intend to continue to grow our business generally while emphasizing the expansion of the business of Velocity by acquiring additional consumer debt receivable portfolios, including multi-state consumer debt receivables. Until December 2004, when we acquired our first multi-state portfolio, all receivables owned by Velocity were from residents in New Jersey.

Receivables and Interests in Distressed Real Property Purchase Program

         We purchase receivable portfolios that include charged-off receivables, semi-performing receivables and performing receivables as well as interests in real estate being sold at sheriff's foreclosure sales and judgment execution sales, defaulted mortgages, partial interests in real property and real property with clouded title. We identify potential portfolio acquisitions on an ongoing basis through, our relationships with industry participants, collection agencies, investors and our financing sources, brokers who specialize in the sale of receivable portfolios and other sources.

         Historically, Velocity has acquired receivables portfolios with face amounts ranging from $225,000 to $6 million at purchase prices ranging from $0.043 to $0.25 of such face amounts. Although to date we have only purchased claims on our own behalf we would and have considered entering into joint ventures and seller participation arrangements. We have entered into profit sharing agreements with our sources of financing and our third-party service providers as a further way to reduce actual ongoing overhead.

         We utilize our relationships with brokers, servicers and sellers of portfolios to locate portfolios for purchase. Our senior management is responsible for:

         o coordinating due diligence, including in some cases on-site visits to the seller's office;

         o        stratifying and analyzing the portfolio characteristics;

         o        valuing the portfolio;

         o        preparing bid proposals;

         o        negotiating pricing and terms;

         o        closing the purchase; and

         o coordinating the receipt of account documentation for the acquired portfolios.

         The seller or broker typically supplies us with either a sample listing or the actual portfolio being sold on compact disk, a diskette or other form of media. We analyze each receivable portfolio to determine if it meets our purchasing criteria. We may then prepare a bid or negotiate a purchase price. If a purchase is completed, senior management monitors the portfolio's performance and uses this information in determining future buying criteria and pricing.

         We purchase receivables at substantial discounts from the balance actually owed by the obligor. We determine how much to bid on a portfolio and a purchase price by evaluating many different variables, such as:

         o the number of collection agencies previously attempting to collect the receivables in the portfolio;

         o        the average balance of the receivables;

         o        the age of the receivables;

         o        number of days since charge-off;

         o        payments made since charge-off; and

         o        the locations of the obligors.

         Once a receivable portfolio has been identified for potential purchase, we prepare quantitative analyses to analyze the potential collectibility of the portfolio. We also analyze the portfolio by comparing it to similar portfolios previously acquired by us. In addition, we perform qualitative analyses of other matters affecting the value of portfolios, including a review of the delinquency, charge off, placement and recovery policies of the originator as well as the collection authority granted by the originator to any third party collection agencies, and, if possible, by reviewing their recovery efforts on the particular portfolio. After these evaluations are completed, members of our senior management discuss the findings, decide whether to make the purchase and finalize the price at which we are willing to purchase the portfolio.

         We purchase most of our receivable portfolios directly from originators and other sellers including, from time to time, auction type sales in which sellers of receivables seek bids from several pre-qualified debt purchasers. In order for us to consider a potential seller as a source of receivables, a variety of factors are considered. Sellers must demonstrate that they have:

         o        adequate internal controls to detect fraud;

         o        the ability to provide post sale support; and

         o        the capacity to honor buy-back and return warranty requests.

         Generally, our portfolio purchase agreements provide that we can return certain accounts to the seller. However, in some transactions, we may acquire a portfolio with few, if any, rights to return accounts to the seller. After acquiring a portfolio, we conduct a detailed analysis to determine which accounts in the portfolio should be returned to the seller. Although the terms of each portfolio purchase agreement differ, examples of accounts that may be returned to the seller include:

         o        debts paid prior to the cutoff date;

         o debts in which the obligor filed bankruptcy prior to the cutoff date; and

         o        debts in which the obligor was deceased prior to cutoff date.

         We generally use third-parties to determine bankrupt and deceased obligors, which allows us to focus our resources on portfolio collections. Under a typical portfolio purchase agreement, the seller refunds the portion of the purchase price attributable to the returned accounts or delivers replacement receivables to us. Occasionally, we will acquire a well seasoned portfolio at a reduced price from a seller that is unable to meet all of our purchasing criteria. When we acquire such portfolios, the purchase price is discounted beyond the typical discounts we receive on the portfolios we purchase that meet our purchasing criteria.

Receivable Servicing

         Our objective is to maximize our return on investment on acquired receivable portfolios. As a result, before acquiring a portfolio, we analyze the portfolio to determine how to best maximize collections in a cost efficient manner.

         Therefore, if we are successful in acquiring the portfolios, we can promptly process the receivables that were purchased and commence the collection process. Unlike collection agencies that typically have only a specified period of time to recover a receivable, as the portfolio owners we have significantly more flexibility in establishing payment programs.

         Once a portfolio has been acquired, we download all receivable information provided by the seller into our account management system and reconcile certain information with the information provided by the seller in the purchase contract. We or our servicers send notification letters to obligors of each acquired account explaining, among other matters, our new ownership and asking that the obligor contact us or our servicers to make payment arrangements. Most of our collection efforts are managed by us but are outsourced to third party servicers.

Portfolio Sales

         From time to time we resell properties, positions in properties and portfolios to the general public. We sell properties, positions in properties and portfolios as a way to further generate revenue and to eliminate unwanted or uncollectible properties, positions in properties and portfolios.

Marketing

         We have established relationships with brokers who market receivable portfolios from bank, finance companies and other credit providers. In addition, we subscribe to national publications that list receivable portfolios for sale. We also directly contacts banks, finance companies or other credit providers to solicit receivables for sale.

Competition

         Our business of purchasing receivables and interests in distressed real property is highly competitive and fragmented, and we expect that competition from new and existing companies will increase. We compete with:

         o other purchasers of receivables and interests in distressed real property, including third-party collection companies; and

         o other financial services companies who purchase receivables and interests in distressed real property.

         Some of our competitors are larger and more established and may have substantially greater financial, technological, personnel and other resources than we have, including greater access to capital markets. We believe that no individual competitor or group of competitors has a dominant presence in the market.

         We compete with our competitors for receivable portfolios and interests in distressed real property based on many factors, including:

         o        purchase price;

         o        representations, warranties and indemnities requested;

         o        speed in making purchase decisions; and

         o        our reputation.

         Our strategy is designed to capitalize on the market's lack of a dominant industry player. We believe that our management's experience and expertise in identifying, evaluating, pricing and acquiring receivable portfolios and managing collections coupled with our strategic alliances with third-party servicers and our sources of financing give us a competitive advantage. However, we cannot assure that we will be able to compete successfully against current or future competitors or that competition will not increase in the future.

Management Information Systems

         We believe that a high degree of automation is necessary to enable us to grow and successfully compete with other finance companies. Accordingly, we continually upgrade our computer software and, when necessary, our hardware to support the servicing and recovery of receivables that we acquire. Our telecommunications and computer systems allow us to quickly and accurately process the large amount of data necessary to purchase and service receivable portfolios. Due to our desire to increase productivity through automation, we periodically review our systems for possible upgrades and enhancements.

Government Regulation

         The relationship of obligors and a creditor is extensively regulated by Federal, state and municipal laws, rules, regulations and ordinances. These laws include, but are not limited to, the following statutes and regulations: the Fair Debt Collection Practices Act, the Federal Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Opportunity Act, the Fair Foreclosure Act and the Fair Credit Reporting Act, as well as comparable statutes in states where obligors reside and/or where creditors are located. Among other things, the laws and regulations applicable to various creditors impose disclosure requirements regarding the advertisement, application, establishment and operation of credit accounts or other types of credit programs. Federal law requires a creditor to disclose to an obligor, among other things, the interest rates, fees, grace periods and balance calculations methods associated with their accounts. In addition, obligors are entitled to have payments and credits applied to their accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. In addition, some laws prohibit certain discriminatory practices in connection with the extension of credit. Further, state laws may limit the interest rate and the fees that a creditor may impose on obligors. Failure by creditor to comply with applicable laws could create claims and rights of offset that would reduce or eliminate a obligor's obligations, which could have a material adverse effect on our operations. Pursuant to agreements under which we purchase receivables, we are typically indemnified against losses resulting from the failure of the creditor to have complied with applicable laws relating to the receivables prior to our purchase of such receivables.

         Certain laws, including the laws described above, may limit our ability to collect amounts owing with respect to the receivables regardless of any act or omission on our part. For example, under the Federal Fair Credit Billing Act, a credit card issuer may be subject to certain claims and defenses arising out of certain transactions in which a credit card is used if the consumer has made a good faith attempt to obtain satisfactory resolution of a problem relative to the transaction and, except in cases where there is a specified relationship between the person honoring the card and the credit card issuer, the amount of the initial transaction exceeds $50 and the place where the initial transaction occurred was in the same state as the consumer's billing address or within 100 miles of that address. Accordingly, as a purchaser of defaulted receivables, we may purchase receivables subject to valid defenses on the part of the obligor. Other laws provide that, in certain instances, obligors cannot be held liable for, or their liability is limited to $50 with respect to, charges to the credit card credit account that were a result of an unauthorized use of the credit card account. No assurances can be given that certain of the receivables were not established as a result of unauthorized use of a credit card account, and, accordingly, the amount of such receivables may not be collectible by us.

         Several Federal, state and municipal laws, rules, regulations and ordinances, including, but not limited to, the federal Fair Debt Collection Practices Act and the Federal Trade Commission Act and comparable state statutes regulate debt collection activity. Although, for a variety of reasons, we may not be specifically subject to the federal Fair Debt Collection Practices Act and certain state statutes specifically addressing third-party debt collectors, it is our policy to comply with applicable laws in our collection activities. To the extent that some or all of these laws apply to our collection activities, failure to comply with such laws could have a materially adverse effect on us.

         Additional laws may be enacted that could impose additional restrictions on the servicing and collection of receivables. Such new laws may adversely affect the ability to collect the receivables.

         Because the receivables were originated and serviced pursuant to a variety of federal laws by a variety of entities there can be no assurance that all original servicing entities have at all times been in substantial compliance with applicable law. Additionally, there can be no assurance that we or our servicers have been or will continue to be at all times in substantial compliance with applicable law. The failure to comply with applicable law could materially adversely affect our ability to collect our receivables and could subject us to increased costs, fines and penalties.

         We currently hold a number of licenses issued under applicable credit laws. Certain of our current licenses and any licenses that we may be required to obtain in the future may be subject to periodic renewal provisions and/or other requirements. Our inability to renew licenses or to take any other required action with respect to such licenses could have a material adverse effect upon our results of operation and financial condition.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and notes thereto and the other financial information included elsewhere in this Prospectus.

Overview

         The Company, previously known as Tele-Optics, Inc., was organized in the State of Delaware in December 1986. The Company was inactive until February 3, 2004, when the Company acquired STB, Inc., a New Jersey corporation ("STB"). Since that acquisition, the Company has engaged in the business of acquiring, managing and servicing receivable portfolios and interests in distressed real estate. The business is carried on by the Company's three wholly owned subsidiaries: J. Holder, Inc. ("JHI"), which invests, at a discount from fair market value, in real property being sold at sheriff's foreclosure and judgment execution sales, defaulted mortgages, partial interests in real property and the acquisition of real property with clouded title; VOM, LLC ("VOM"), which invests in New Jersey municipal tax liens with the focus on profit through legal collection and owned real estate opportunities presented by the current tax environment, and Velocity Investments, LLC ("Velocity"), which invests in consumer debt purchased on the secondary market at a discount from face value and then liquidates these debt portfolios through legal collection means.

         Our receivable portfolios and interests in distressed real property are purchased at a discount from face or fair market value. Our profitability depends upon our ability to purchase and collect on a sufficient volume of such receivables and the sale of our interests in distressed real property to generate revenue that exceeds our cost.

Results of Operations

         Comparison of the Fiscal Year Ended December 31, 2003 to the Fiscal Year Ended December 31, 2002.

         During the twelve months ended December 31, 2003 ("Fiscal 2003"), we did not have any revenues from operations and incurred a net loss of $7,730. Expenses during Fiscal 2003 were related primarily to maintaining the Company, including periodic filings with the SEC and other miscellaneous expenses. During Fiscal 2003, we did not engage in any meaningful operations.

         During the 12 months ended December 31, 2002 (the "Fiscal 2002"), we did not have any revenue from operations and incurred a net loss of $11,783. Expenses during Fiscal 2002 were related primarily to maintaining the Company, including periodic filings with the SEC and other miscellaneous expenses. During Fiscal 2002, we did not engage in any meaningful operations.

         Comparison of the Three Months and Nine Months Ended September 31, 2004 to the Three Months and Nine Months Ended September 31, 2003

         Revenues in the three-month period ended September 30, 2004 (the "2004 Third Quarter) were $1,163,015 as compared to $753,659 in the same period in the prior year (the "2003 Third Quarter), representing a 54% increase. Revenues in the nine-month period ended September 30, 2004 (the "2004 Period") were $3,435,990 as compared to $2,626,456 in the same period in the prior year (the "2003 Period"), representing a 31% increase. The increase in revenues for both periods was primarily attributable to the increased operations and focused efforts of Velocity and the maturation of its portfolios. Revenues from the sale of real property, the collection of credit card receivables and interest income derived from debt instruments owned by the Company represented approximately 45% and 55%, respectively, during the 2004 Third Quarter as compared to approximately 75% and 25% during the 2003 Third Quarter, and approximately 64% and 36% during the 2004 Period as compared to 84% and 16% during the 2003 Period. Management does not believe that the mix of revenues on a comparative basis is necessarily indicative of any trend but is more related to factors beyond the Company's control, such as maturity dates, court decisions and other similar events that affect the timing of revenue recognition.

Operating Expenses

         Total operating expenses in the 2004 Third Quarter were $947,796 as compared to $742,569 in the 2003 Third Quarter, representing a 28% increase. Total operating expenses for the 2004 Period were $2,904,601 as compared to $2,436,780 for the 2003 Period, representing a 19% increase. The increase in total operating expenses for both periods was primarily attributable to the related increase in revenues during such periods, as well as increase professional fees and fixed costs associated with being a reporting issuer during the 2004 Thirds Quarter and the 2004 Period.

Other Income (Expense)

         Interest Expense in the 2004 Third Quarter was $105,920 as compared to $70,651 in the 2003 Third Quarter, representing a 50% increase. Interest expense in the 2004 Period was $338,119 as compared to $259,089 in the 2003 Period, representing a 31% increase. The increase in interest expense for both periods was primarily attributable to increases in the amount and structure of the Company's debt. During the 2004 Third Quarter and the 2004 Period the Company recognized other income of $84,713 and $197,344, respectively, all of which was derived from other JHI operations.

Net Income (Loss)

         Net income in the 2004 Third quarter was $189,282 as compared to $27,120 in the 2003 Third Quarter, representing a 598% increase. Net income for the 2004 Period was $382,492 as compared to a net loss of $36,972 in the 2003 Period. The increase in net income for both periods is primarily attributable to expansion of the Company's credit cards receivable business. Results of operations are likely to fluctuate from quarter to quarter depending on the mix of revenue sources and other factors beyond the Company's control as indicated above. Accordingly, comparisons of quarter to quarter results may not be meaningful.

         The Company is not presently aware of any known trends that may have a material impact on its revenues from continuing operations. The Company does not believe that the recent increases in interest rates, and the anticipated continuing gradual increases in interest rates, has had or will have a material adverse affect upon the Company's business.

Liquidity and Capital Resources

         At September 30, 2004, the Company had $289,682 in cash and cash equivalents and trade accounts payable in the amount of $32,269. Management believes that such funds, together with the revenues expected to be generated from operations and the proceeds from the private placement (approximately $3,365,000) discussed below will be sufficient to finance operations for the foreseeable future.

         In order to expand operations by, among other things, purchasing additional portfolios of receivables, the Company has been seeking to raise additional capital by way of a bank line of credit and through the sale of equity securities. In July 2004, the Company entered into a Letter of Intent with a national financial institution that provides for a line of credit to the Company's Velocity subsidiary of $12,500,000 to be used for the purchase of portfolios of unsecured receivables. The line of credit is subject to the fulfillment of various conditions, including the execution of definitive documents, as well as the Company securing additional equity capital. If the line of credit is obtained, the Company may incur significant increases in interest expense, offset by expected increases in revenues from the purchased portfolios, and may be subject to covenants restricting certain of its activities.

         From October 2004 through January 3, 2005, the Company raised an aggregate of $3,363,529.50 (approximately $3,100,000 after deducting expenses and commissions associated with the sale) of additional equity capital by the sale of 2,242,353 units of its securities in private placement. Each unit is comprised of one share of Common Stock and a warrant to purchase one-fifth of a share of Common Stock for $2.50 per share exercisable for a period of five years. The Company believes that the net proceeds from such private placement will be sufficient to satisfy the additional equity capital requirement of the Letter of Intent.

         No assurance can be given that the other conditions of the Letter of Intent will be fulfilled. If fulfilled, the Company expects the line of credit will become available during the first quarter of 2005.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers

       Our executive officers are identified in the table below:

                                      Year Became an
Name                      Age        Executive Officer        Positions
----                      ---        -----------------        ---------
John C. Kleinert           46              2004               President, Chief Executive Officer(1)

James J. Mastriani         34              2004               Chief Financial Officer

W. Peter Ragan, Sr.        58              2004               Vice President(1)

W. Peter Ragan, Jr.        34              2004               Treasurer and Secretary

(1)  Such person is also a member of our board of directors.

(a) There are no material proceedings known to us to which any of our directors, officers or affiliates, or any owner of record or beneficially of more than 5% of any class of our voting securities, or any affiliate of such persons is a party adverse to us or has a material interest adverse to our interests.

(b) The following brief biographies contain information about our directors and our executive officer. The information includes each person's principal occupation and business experience for at least the past five years. This information has been furnished to us by the individuals named. Except for the relationship of Mr. Ragan, Sr. and Mr. Ragan, Jr., who are father and son, there are no family relationships known to us between the directors and executive officers. We do not know of any legal proceedings that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

John C. Kleinert earned a Bachelor of Science degree in Chemical Engineering from Princeton University in 1981. In 1982 Mr. Kleinert was hired by Goldman Sachs in New York and from 1982-1990 he traded various municipal products and was appointed head of the Municipal Trading Desk in 1991. In 1994 Mr. Kleinert was elected a general partner of the firm and served in that capacity until the end of 1997 when he retired and became a limited partner. Since retiring from Goldman Sachs, Mr. Kleinert has pursued several business ventures. He manages a trading operation, JCK Investments, which invests in equities, bonds, commodities and options. He is also a co-founder of our Company.

James J. Mastriani received a Bachelor of Arts degree in 1992 from Georgetown University and earned his juris doctorate from the Seton Hall University School of Law in 1997. After graduating from law school, Mr. Mastriani was in-house counsel for SBC Warburg Dillon Read Inc., providing legal advice and transactional support to the broker dealer subsidiary of Swiss Bank Corporation. From 1998 to 2004, Mr. Mastriani practiced at the New York office of international law firm Skadden, Arps, Slate, Meagher and Flom LLP, where he was responsible for providing legal and regulatory advice to clients in the financial services and consumer finance industries.

W. Peter Ragan, Sr. received a Bachelor of Science in Marketing from LaSalle University in 1968 and earned his law degree from the Seton Hall University School of Law in 1974. Since his graduation he has practiced primarily in the area of creditor's rights. Mr. Ragan practiced with the firm of Schaefer and Crawford in Ocean Township, New Jersey, from 1974 to 1979 where he specialized in municipal law and creditor's rights. From 1979 through May of 1998, Mr. Ragan was a principal of Blankenhorn & Ragan, PC, and its predecessor partnership. In May of 1998, the firm of Ragan & Ragan, PC was created where Mr. Ragan is presently senior partner and continues with his focus upon creditor's rights. Mr. Ragan has been a member of the New Jersey State Bar since 1974 and is also admitted to practice before the United States District Court for the District of New Jersey, United States Third Circuit Court of Appeals and the United States Supreme Court. Mr. Ragan is also a co-founder of our Company.

W. Peter Ragan, Jr. earned a Bachelor of Science in Management and Marketing from Manhattan College 1992 and graduated, cum laude, from the Seton Hall University School of Law in May of 1996. Most recently, Mr. Ragan received a Masters Degree in Business Administration from Monmouth University in 2001. After Mr. Ragan's graduation from Seton Hall he was employed by Blankenhorn & Ragan, PC as a litigation associate. He has handled cases involving creditor's rights, collection and bankruptcy litigation practice. In May of 1998, Mr. Ragan became a partner in the firm Ragan & Ragan, PC and now manages Ragan & Ragan, PC's volume collection practice. Mr. Ragan is a member of the New York and New Jersey State Bars and is also admitted to practice before the United States District of New Jersey, the United States District Court for the Southern District of New York, and the United States Third Circuit Court of Appeals. Mr. Ragan is also a co-founder of our company.

Board of Directors

         Our board of directors are identified in the table below:

                                      Year Became a
Name                      Age            Director             Background
----                      ---        -----------------        ----------
John C. Kleinert          46               2004               Co-Founder

W. Peter Ragan, Sr.       58               2004               Co-Founder

(a) There are no material proceedings known to us to which any of our directors, officers or affiliates, or any owner of record or beneficially of more than 5% of any class of our voting securities, or any affiliate of such persons is a party adverse to us or has a material interest adverse to our interests.

(b) None of our directors received any additional compensation for his or her services as a Director. Non-management directors receive no salary for their services as such, but may participate in our stock option plans. The board of directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the board of directors and committees thereof.

(c) During 2005, we plan to expand our board of directors by adding up to three independent directors.

                             EXECUTIVE COMPENSATION

Compensation

         On September 8, 2004, we entered into an employment contract with James
J. Mastriani. Pursuant to this employment agreement, we agreed to employ Mr. Mastriani as our Chief Financial Officer and our Chief Legal Officer for a period of three years ending September 1, 2007.

         We agreed to pay Mr. Mastriani an annual base salary of not less than $150,000, with annual increases and annual bonuses determined at the discretion of our board of directors and calculated in same manner as other executives. Additionally, we agreed to grant Mr. Mastriani equity securities pursuant to our 2004 Equity Incentive Program. The amount, type and terms of the equity securities to be granted to Mr. Mastriani will be determined by our board of directors and Mr. Mastriani.

         On September 1, 2004, the Company began to pay compensation to its other current officers and director, Messrs. Kleinert, Ragan and Ragan. Under the Company's standard employment contract, we agreed to pay Mr. Kleinert an annual base salary of $150,000 and Messrs. Ragan and Ragan annual base salaries of $50,000 each with annual bonuses and increases determined at the discretion of the Board of Directors.

         During fiscal 2005, the Company plans to continue to compensate its officers and directors to the extent we have resources available.

Compensation Pursuant to Plans

         As of December 31, 2003, we had not adopted an equity compensation plan. In March 2004, we approved the 2004 Equity Incentive Program (the "Program"). The Program provides for the grant of incentive stock options ("ISOs"), nonqualified stock options ("NQSOs," and collectively with ISOs, "Options"), restricted stock grants, including, but not limited to, unrestricted stock grants ("Unrestricted Stock Awards," and collectively with Options, Restricted Stock Awards and other Common Stock based Awards, "Awards") as approved by the Board or a committee thereof (the "Committee"). ISOs granted under the Program are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). NQSOs granted under the Program are intended not to qualify as incentive stock options under the Code.

         The total number of shares of the Company's Common Stock that may be issued under the Program upon the exercise of all Option granted under the Program or the satisfaction by all recipients of all conditions necessary for the receipt of Restricted Stock Awards and/or Unrestricted Stock Awards may not exceed 13,000,000 (post Reverse Split), of which 6,500,000 shares shall be available for issuance under ISOs and 6,500,000 shares hall be available for issuance under NQSOs, Restricted Stock Awards and/or Unrestricted Stock Awards. No Awards have been made under the Program as of the date of this prospectus.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information available to us, as of January 11, 2005 with respect to the beneficial ownership of the outstanding shares of Common Stock giving effect to the Reverse Split by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) our officers and directors; and (iii) our officers and directors as a group:

                                             Shares of Common Stock    Percentage (%) of Common
Name and Address of Beneficial Owner(1)             Owned                     Stock(2)
---------------------------------------      ----------------------    ------------------------
John C. Kleinert(3)(6)                            9,771,974                    61
James J. Mastriani(5)                                     0                      --
W. Peter Ragan, Sr.(4)(5)                         2,343,625                    14.6
W. Peter Ragan, Jr.(4)(5)                         2,343,625                    14.6
All officers and directors as a group            14,459,224
(four persons)

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to Item 403 (b) of Regulation S-B of the Securities Exchange Act of 1934.
(2)  Percentages are approximate.
(3) The business address of Mr. Kleinert is 48 Franklin Turnpike, 3rd Fl, Ramsey, NJ.
(4) Includes 359,250 shares of common stock issuable upon the exercise of warrants issued to each of Mr. Ragan Sr. and Mr. Ragan Jr. in connection with the Merger.
(5) The business address of the stockholder, director or officer, as the case may be, noted above is 3100 Rt. 138, Wall, NJ.
(6) Includes 1,718,500 shares of common stock issuable upon the exercise of warrants issued to Mr. Kleinert in connection with the Merger.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

         1. As a result of the Merger the Company's business office at 3100 Route 138 West, Wall, New Jersey 07719 is leased for a two year period from a company owned by Messrs. Ragan and has an annual lease payment of $9,000.

         2. In August 2004, effective as of June 30, 2004, we issued an aggregate of 4,084,724 shares of our common stock to three holders of $3,676,252 of the Company's indebtedness, including the Company's Chief Executive Officer, Jack C. Kleinert, in exchange for the cancellation thereof on the basis of one share per $.90 of indebtedness.

         3. We engage Ragan & Ragan, PC to pursue legal collection of our receivable portfolios. Both Messrs. Ragan, Sr. and Ragan, Jr. are partners of Ragan & Ragan, PC. The fee arrangements between our subsidiaries and Ragan & Ragan, PC have been reviewed and approved by all of the members of a committee appointed by our board of directors other than Messrs. Ragan, Sr. and Ragan, Jr., who abstained. The committee found the terms of the fee arrangements to be arms-length.

         It is the Company's policy, with respect to insider transactions, that all transactions between the Company, its officers, directors and principal stockholders and their affiliates be on terms no less favorable to the Company than could be obtained from an unrelated third parties in arms-length transactions, and that all such transactions shall be approved by a majority of the disinterested members of the Board of Directors. The Company believes that the transaction described above complies with such policy.

         Except for the relationship of W. Peter Ragan, Sr. and W. Peter Ragan, Jr. who are father and son none of our officers and directors are related.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 per share and 10,000,000 shares of "blank check" preferred stock, par value $.001 per share. No other classes of capital stock are authorized. The relative rights of our common stock are defined by our Certificate of Incorporation, as described below, as well as by our Bylaws and the Private Corporation Law of the State of Delaware.

Common Stock

         Holders of common stock are entitled to one vote per share on matters acted upon at any stockholders' meeting, including the election of directors, and to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. There is no cumulative voting and the common stock is not redeemable. In the event of any liquidation, dissolution or winding up of the Company, each holder of common stock is entitled to share ratably in all assets of the Company remaining after the payment of liabilities. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. All shares of common stock now outstanding, and all shares to be outstanding upon the completion of this offering, are and will be fully paid and nonassessable.

         As of January 11, 2005, there were 270 holders of record of our common stock.

"Blank Check" Preferred Stock

         Our board of directors is expressly authorized at its discretion, to adopt resolutions to issue shares of preferred stock, to fix the number of such shares and to change the number of such shares constituting any series and to provide for or change the voting powers designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the stockholders. The board of directors would be required to make any determination to issue shares of preferred stock based on its judgment regarding the best interests of the Company and its stockholders.

         Any issuance of preferred stock with voting rights, could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of the Company. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. The ability of the board to issue such additional shares of preferred stock, with the rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt. Moreover, the issuance of such additional shares of preferred stock to persons friendly to the board could make it more difficult to remove incumbent managers and directors from office even if such change were to be favorable to stockholders generally.

         As of January 11, 2005, no series of preferred stock has been designated and no shares of preferred stock have been issued.

Warrants

         Each of the warrants is exercisable anytime during the five year period from the date of issuance for shares of common stock at an exercise price per share of $2.50 with the exception of the shares issued in connection with the Merger which are exercisable at a rice per share of $1.04 and the shares issued in the private placement consummated in connection with the merger which are exercisable at a price per share of $1.04.

Option

         The option granted The Del Mar Consulting Group for 250,000 shares of common stock is exercisable anytime during the five year period from the date of issuance for shares of common stock at an exercise price per share of $2.50.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our Common Stock is quoted on the National Association of Securities Dealers Electronic Bulletin Board under the symbol "VCYA.OB" (the common stock formerly traded under the symbol "TLOP"). We intend to apply to have our common stock listed on a national exchange. There can be no guarantee that our common stock will be listed on a national exchange. Set forth below are the high and low bid prices for our common stock for each quarter during the last two years and the interim periods from January through September 30, 2004.

        Period Ended                               High Bid           Low Bid
                                                   --------           --------
Quarter Ended December 31, 2004                    $   3.55           $   1.50
Quarter Ended September 30, 2004                   $   3.15           $   1.60
Quarter Ended June 30, 2004(1)                     $   4.00           $   1.56
Quarter Ended March 31, 2004(1)(2)                 $   4.16           $    .78

Quarter Ended December 31, 2003(1)(2)              $    .78           $    .78
Quarter Ended September 30, 2003(1)(2)             $   1.43           $    .78
Quarter Ended June 30, 2003(1)(2)                  $   1.56           $   1.43
Quarter Ended March 31, 2003(1)(2)                 $   1.69           $   1.56

(1) Prices adjusted to reflect 13 for 1 reverse stock split which occurred April 12, 2004.
(2) On February 3, 2004, we acquired STB in the Merger. Prior to that date we had virtually no active business operations.

         At January 11, 2005, the closing bid and asked prices for our common stock were $3.85 and $4.45, respectively. All prices listed herein reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. Since our inception, we have not paid any dividends on our common stock, and we do not anticipate that we will pay dividends in the foreseeable future.

                             DESCRIPTION OF PROPERTY

         Prior to the Merger, we did not lease any premises for our executive or corporate offices. Following the merger, both our executive/corporate offices at 48 Franklin Turnpike, 3rd Floor, Ramsey, NJ 07746 and our business office at 3100 Route 138 West, Wall, New Jersey 07719 are located in leased space. The executive/corporate office is approximately 500 square feet and is subject to a one year lease from an unrelated third party and has an annual lease payment of $12,000. The business office is approximately 1000 square feet and is subject to a two year lease from a company owned by Messrs. Ragan and has an annual lease payment of $9,000.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company's accountant, Robert C. Seiwell, Jr. CPA, resigned effective December 14, 2003. The reports for the quarters ended June 30, 2003 and September 30, 2003 were reviewed by Mr. Seiwell. The reports did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for a going concern uncertainty. In addition, there were no disagreements, disputes or differences of opinion with Robert C. Seiwell, Jr. CPA on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which, if not resolved to the satisfaction of Robert C. Seiwell, Jr. CPA would have caused Robert C. Seiwell, Jr. CPA to make reference to the matter in its report.

         On February 10, 2004, Spicer, Jeffries & Company, LLC, the principal accountant engaged to audit the financial statements of STB, Inc. for the fiscal year ended December 31, 2002 resigned. The report of such firm on such financial statements did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, there were no disagreements, disputes or differences of opinion with Spicer, Jeffries & Company, LLC on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which, if not resolved to the satisfaction of such firm would have caused such firm to make reference to the matter in its report.

         On February 10, 2004, the Registrant engaged Cowan, Gunteski & Co., P.A., an independent public accounting firm, to act as the Registrant's independent auditors. Such engagement was approved by our board of directors.

         During the fiscal years ended December 31, 2002 and December 31, 2003 and through the date hereof, neither the Registrant or anyone on its behalf consulted with Cowan, Gunteski & Co., P.A. with respect to any matters or events, including any matters or events set forth and described in Items 304(a)
(2) (i) and (ii) of Regulation S-K.

                                  LEGAL MATTERS

         The validity of the shares of common stock to be sold in this offering will be passed upon for us by Steven A. Saide, Esquire.

                                     EXPERTS

         The combined financial statements of the Company for the year ended December 31, 2002, included in this Prospectus, have been included herein in reliance upon the report of Spicer, Jeffries & Company, LLC, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The combined financial statements of the Company for the year ended December 31, 2003, included in this Prospectus, have been included herein in reliance upon the report of Cowan, Gunteski & Co., PA, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450 Fifth Street, NW, Washington, D.C., and in New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

         The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

         You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                         Velocity Asset Management, Inc.
                           3100 Route 138W, Building 1
                                 Wall, NJ 07719
                          Attention: James J. Mastriani
                                 (732) 556-9090

         You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              FINANCIAL STATEMENTS

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Boards of Directors and Stockholders of
J. Holder, Inc. and VOM, LLC

We have audited the accompanying combined statements of financial condition of
J. Holder, Inc. and VOM, LLC as of December 31, 2002, and the related combined statements of operations, combined changes in shareholders' deficit, and combined cash flows for J. Holder, Inc. and VOM, LLC for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of J. Holder, Inc. and VOM, LLC as of December 31, 2002, and the combined results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


                                 /s/ SPICER JEFFRIES LLP


Denver, Colorado
July 11, 2003

To the Board of Directors
J. Holder, Inc., VOM, LLC and Velocity Investments, LLC
Ramsey, New Jersey


We have audited the accompanying combined balance sheet of J. Holder, Inc., VOM, LLC and Velocity Investments, LLC, as of December 31, 2003 and the related combined statements of income (loss), combined statement of retained deficit/members equity (deficit) and combined cash flows for J. Holder, Inc., VOM, LLC, and Velocity Investments, LLC, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Holder, Inc., VOM LLC, and Velocity Investments, LLC, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

                                     /s/ Cowan, Gunteski & Co., PA


Toms River, New Jersey
April 28, 2004


          Velocity Asset Management, Inc. (Formerly Tele-Optics, Inc.)

                           CONSOLIDATED BALANCE SHEETS
             September 30, 2004 and 2003, December 31 2003 and 2002


                                     ASSETS                       September 30,                 December 31,
                                                               2004           2003           2003           2002
                                                            (Unaudited)    (Unaudited)        *              *
                                                           ------------   ------------   ------------   ------------
CURRENT ASSETS
  Cash and Cash Equivalents                                $    289,682   $    832,573   $    540,427   $    382,429
  Accounts Receivable                                            56,113             --        207,971             --
  Property Inventory Owned                                    1,739,360      1,083,371      1,139,670      1,581,152
  Deposits on Properties                                        120,000             --        127,500         25,000
  Tax Certificates Held
   and Accrued Interest Recievable, Net of Discounts            742,378      1,308,143      1,009,073      1,934,035
  Finance Receivables                                         2,607,497        485,193      1,767,166             --
  Other Current Assets                                               --             --             --         20,000
                                                           ------------   ------------   ------------   ------------

     Total Current Assets                                     5,555,030      3,709,280      4,791,807      3,942,616

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation                                                   36,653             --             --             --

OTHER ASSETS                                                     75,000             --             --             --
                                                           ------------   ------------   ------------   ------------

     Total Assets                                          $  5,666,683   $  3,709,280   $  4,791,807   $  3,942,616
                                                           ============   ============   ============   ============

* - Issued as an audited combined balance sheet of J. Holder, Inc., VOM, LLC, and Velocity Investment LLC, prior to the reverse acquisition of Tele-Optics, Inc.

                             See Accompanying Notes


          Velocity Asset Management, Inc. (Formerly Tele-Optics, Inc.)

                           CONSOLIDATED BALANCE SHEETS
             September 30, 2004 and 2003, December 31 2003 and 2002

                         LIABILITIES AND STOCKHOLDERS'/
                             MEMBERS EQUITY(DEFICIT)
                                                                  September 30,                 December 31,
                                                               2004           2003           2003           2002
                                                            (Unaudited)    (Unaudited)        *              *
                                                           ------------   ------------   ------------   ------------
CURRENT LIABILITIES
  Accrued Expenses                                         $     32,269   $    149,839   $    191,622   $     82,145
  Short-Term Borrowings Under Line of Credit                         --        806,339        705,477      1,982,219
  Current Portion of Long-Term Debt                             250,000      2,412,518      2,306,036      2,000,000
  Income Taxes Payable                                            2,567          1,284          2,567             --
  Installment Payable                                            50,746             --             --             --
  Current Portion of Obligations Under Capital Leases           472,291             --        436,752             --
                                                           ------------   ------------   ------------   ------------

     Total Current Liabilities                                  807,873      3,369,980      3,642,454      4,064,364
                                                           ------------   ------------   ------------   ------------
LONG-TERM LIABILITIES
  Obligations Under Capital Lease, less current portion         391,694             --        742,413             --
  Long-Term Debt, less current portion                               --        499,020        499,020             --
                                                           ------------   ------------   ------------   ------------

     Total Long-Term Liabilities                                391,694        499,020      1,241,433             --
                                                           ------------   ------------   ------------   ------------

     Total Liabilities                                        1,199,567      3,869,000      4,883,887      4,064,364
                                                           ------------   ------------   ------------   ------------

STOCKHOLDERS' / MEMBERS EQUITY (DEFICIT)
  Common Stock, $0.001 par value, 40,000,000 shares
   Authorized 13,585,345 shares Issued and Outstanding
   and $1.00 par value, 100 shares Authorized, 33 shares
   Issued and Outstanding and 100 shares Authorized,
   100 shares Issued and Outstanding, respectively               13,586             33             33            100
  Additional Paid In Capital                                  4,255,354            967            967            900
  Retained Earnings (Deficit)                                   198,176       (160,720)       (93,080)      (122,748)
                                                           ------------   ------------   ------------   ------------

  Total Stockholders' Equity (Deficit)                        4,467,116       (159,720)       (92,080)      (121,748)
                                                           ------------   ------------   ------------   ------------

     Total Liabilities and Stockholders' Equity (Deficit)  $  5,666,683   $  3,709,280   $  4,791,807   $  3,942,616
                                                           ============   ============   ============   ============

* - Issued as an audited combined balance sheet of J. Holder, Inc., VOM, LLC, and Velocity Investment LLC, prior to the reverse acquisition of Tele-Optics, Inc.

                             See Accompanying Notes


          Velocity Asset Management, Inc. (Formerly Tele-Optics, Inc.)

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              For the Nine Months Ended September 30, 2004 and 2003
               and For the Years Ended December 31, 2003 and 2002


                                              Nine Months Ended September 30,    Year Ended December 31,
                                                   2004            2003            2003            2002
                                                (Unaudited)     (Unaudited)         *               *
                                               ------------    ------------    ------------    ------------
REVENUES
  Sale of Real Property                        $  2,194,471    $  2,205,830    $  3,399,164    $  3,862,993
  Collections on Credit Card Receivables          1,241,519         420,626         607,710         177,775
                                               ------------    ------------    ------------    ------------

     Total Revenues                               3,435,990       2,626,456       4,006,874       4,040,768
                                               ------------    ------------    ------------    ------------
OPERATING EXPENSES
  Cost of Real Property                           2,104,089       1,903,148       2,932,735       2,978,618
  Sales Commissions                                  12,111         108,732         167,555         424,916
  Consulting Fees                                   604,750          76,569         117,992         132,982
  Professional Fees                                  12,891         236,884         341,320         261,440
  General and Administrative Expenses               170,760         111,447         151,747          40,131
                                               ------------    ------------    ------------    ------------

     Total Operating Expenses                     2,904,601       2,436,780       3,711,349       3,838,087
                                               ------------    ------------    ------------    ------------

     Income from Operations                         531,389         189,676         295,525         202,681
                                               ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSE)
  Interest Expense                                 (338,119)       (259,089)       (329,740)       (265,025)
  Other Income                                      197,344          33,725          67,450              --
                                               ------------    ------------    ------------    ------------

     Total Other Income (Expense)                  (140,775)       (225,364)       (262,290)       (265,025)
                                               ------------    ------------    ------------    ------------

Income (Loss) Before Tax Provision                  390,614         (35,688)         33,235         (62,344)

Provision for Income Taxes                            8,122           1,284           2,567              --
                                               ------------    ------------    ------------    ------------

Net Income (Loss)                              $    382,492    $    (36,972)   $     30,668    $    (62,344)
                                               ============    ============    ============    ============

Weighted Average Common Shares - Basic           31,276,206              33              33             100
                                               ============    ============    ============    ============
Net Income (Loss) per Common Share - Basic     $       0.01    $  (1,120.36)   $     929.33    $    (623.44)
                                               ============    ============    ============    ============
Weighted Average Common Shares - Diluted         38,553,162              33              33             100
                                               ============    ============    ============    ============
Net Income (Loss) per Common Share - Diluted   $       0.01    $  (1,120.36)   $     929.33    $    (623.44)
                                               ============    ============    ============    ============

* - Issued as an audited combined statement of income (loss) of J. Holder, Inc., VOM, LLC, and Velocity Investment LLC, prior to the reverse acquisition of Tele-Optics, Inc.

                             See Accompanying Notes


          Velocity Asset Management, Inc. (Formerly Tele-Optics, Inc.)

            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) /
                            MEMBERS EQUITY (DEFICIT)
             September 30, 2004 and 2003, December 31 2003 and 2002

                                                                  Common Stock
                                                         ---------------------------    Additional    Retained          Total
                                                          Number of                      Paid in      Earnings      Stockholders'
                                                            Shares        Par Value      Capital      (Deficit)    Equity (Deficit)
                                                          -----------    -----------    -----------   -----------    -----------
*BALANCES, January 1, 2002                                        100    $       100    $       900   $   (63,404)   $   (62,404)

Shares Cancelled                                                   --             --             --            --             --

Member Contribution                                                --             --             --         3,000          3,000

Net Loss                                                           --             --             --       (62,344)       (62,344)
                                                          -----------    -----------    -----------   -----------    -----------

*BALANCES, December 31, 2002                                      100            100            900      (122,748)      (121,748)

Shares Cancelled                                                  (67)           (67)            67            --             --

Member Withdrawal                                                  --             --             --        (1,000)        (1,000)

Net Income                                                         --             --             --       (36,972)       (36,972)
                                                          -----------    -----------    -----------   -----------    -----------

** BALANCES, September 30, 2003                                    33             33            967      (160,720)      (159,720)

Net Income                                                         --             --             --        67,640         67,640
                                                          -----------    -----------    -----------   -----------    -----------

*BALANCES, December 31, 2003                                       33             33            967       (93,080)       (92,080)

Issuance of Common Stock for the acquisition of
 Tele-Optics, Inc. (reverse acquisition) inclusive of
 the net income for the subsidiary (i.e. Tele-Optics,
 Inc.) through February 3, 2004 (Date of Acquisition)
 including accumulated deficit (also included in the
 initial issuance of common stock was the sale of
 7,312,500 shares of common stock for $500,000
 with $7,312allocated to par value and the remaining
 $492,688 allocated to additional paid in capital)         99,999,967         99,967        491,721       (91,236)       500,452

Amendment of Certificate of Incorporation effective
 April 8, 2004, authorizing a 13:1 Reverse Stock
 Split and the issuance of 23,505,000 additional
 shares of common stock (pre-stock split number
 of shares)                                               (90,499,379)       (90,499)        90,499            --             --

On August 12, 2004, the Company forgave $3,676,252
 of its existing indebtedness (the obligations) in
 exchange for 4,084,724 shares of the Company's
 common stock, par value $0.001 per share at a
 rate of one share per $0.90 of the obligations. The
 effective date of this conversion of debt to equity is
 retroactive to July 1, 2004                                4,084,724          4,085      3,672,167            --      3,676,252

Net Income                                                         --             --             --       382,492        382,492
                                                          -----------    -----------    -----------   -----------    -----------

** BALANCES, September 30, 2004                            13,585,345    $    13,586    $ 4,255,354   $   198,176    $ 4,467,116
                                                          ===========    ===========    ===========   ===========    ===========

* - Issued as an audited combined statement of retained earnings (deficit)/ members equity (deficit) of J. Holder, Inc., VOM, LLC, and Velocity Investment LLC, prior to the reverse acquisition of Tele-Optics, Inc.

** - Unaudited

                             See Accompanying Notes


          Velocity Asset Management, Inc. (Formerly Tele-Optics, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30, 2004 and 2003
               and For the Years Ended December 31, 2003 and 2002

                                                                   Nine Months Ended September 30     Year Ended December 31
                                                                         2004           2003           2003           2002
                                                                      (Unaudited)    (Unaudited)        *              *
                                                                     ------------   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (Loss)                                                  $    382,492   $    (36,972)  $     30,668   $    (62,344)
  Adjustments to reconcile net income (loss) to net cash provided from (used by) operating activities
    Depreciation                                                            4,146             --             --             --
    Accrued Interest Expense Charged to Additional Paid In Capital         86,499             --             --             --
    (Increase) Decrease in:
      Accounts Receivable                                                 151,858             --       (207,970)            --
      Tax Certificates Held
       and Accrued Interest Receivable, Net of Discounts                  266,695        625,892        924,961     (1,934,035)
      Property Inventory Owned                                           (599,690)       497,781        441,482         21,183
      Finance Receivables                                                (840,331)      (485,193)    (1,767,166)            --
      Deposits on Properties                                                7,500         25,000       (102,500)       172,500
      Other Investments                                                        --         20,000         20,000             --
    Increase (Decrease) in:
      Installment Payable                                                  50,746             --             --             --
      Accrued Expenses                                                     69,868         67,694        109,477         16,306
      Income Taxes Payable                                                     --          1,284          2,567             --
                                                                     ------------   ------------   ------------   ------------
        Net Cash Provided From (Used by) Operating Activities            (420,217)       715,486       (548,481)    (1,786,390)
                                                                     ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of Property and Equipment                                    (40,800)            --             --             --
    Cash Received from Reverse Merger                                         452             --             --             --
                                                                     ------------   ------------   ------------   ------------
        Net Cash Used by Investing Activities                             (40,348)            --             --             --
                                                                     ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Loan Origination Fees                                                   (75,000)            --             --             --
  New Borrowings:
    Short-Term                                                            200,000             --             --      4,807,836
    Long-Term                                                                  --        911,538      2,613,899             --
  Debt Reduction:
    Short-Term                                                                 --     (1,175,880)    (1,770,706)    (2,695,837)
    Long-Term                                                            (415,180)            --       (135,714)            --
Proceeds Received from Private Placement Stock Sale                       500,000             --             --             --
Members Contributions (Withdrawals)                                            --         (1,000)        (1,000)         3,000
                                                                     ------------   ------------   ------------   ------------
  Net Cash Provided From (Used by) Financing Activities                   209,820       (265,342)       706,479      2,114,999
                                                                     ------------   ------------   ------------   ------------

Net Increase (Decrease) in Cash and Cash Equivalents                     (250,745)       450,144        157,998        328,609

Cash and Cash Equivalents, Beginning of Year                              540,427        382,429        382,429         53,820
                                                                     ------------   ------------   ------------   ------------

Cash and Cash Equivalents, End of Year                               $    289,682   $    832,573   $    540,427   $    382,429
                                                                     ============   ============   ============   ============

* - Issued as an audited combined statement of cash flows of J. Holder, Inc., VOM, LLC, and Velocity Investment LLC, prior to the reverse acquisition of Tele-Optics, Inc.

                             See Accompanying Notes

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Nature of Operations
--------------------

On February 3, 2004, Tele-Optics, Inc. (the "Company"), through its wholly owned subsidiary TLOP Acquisition Company, L.L.C. ("TLOP"), entered into a reverse acquisition (the "Reverse Merger") with STB, Inc. and its subsidiaries. On February 3, 2004, STB, Inc. became a wholly owned subsidiary of TLOP. As a result of the Reverse Merger, the Company operates all of its current business activities through its wholly-owned subsidiary TLOP.

Effective April 8, 2004, the Company changed its name from Tele-Optics, Inc. to Velocity Asset Management, Inc. The entities that are included in these financial statements are as follows:

Velocity Asset Management, Inc. (formerly known as Tele-Optics, Inc). - Velocity Asset Management, Inc. (the "Company") was incorporated in the State of Delaware on December 31, 1986. In 1987, the Company issued shares of its common stock pursuant to a public offering. The Company was engaged in the manufacture of optical products until 1991 when all assets and operations were sold.

The Company was inactive from 1992 through 1998. Commencing in 1999, the Company devoted its activities to raising capital, becoming current on all previously delinquent regulatory reporting obligations, and sought to effect a merger or acquisition with a company that management believed to have significant growth potential. On February 3, 2004 (the "Effective Date"), the Company acquired STB, Inc., a New Jersey corporation ("STB"). Accordingly, the Company was classified as a Development Stage Enterprise, effective January 1, 1999 through February 3, 2004.

TLOP Acquisition Company, L.L.C. - TLOP Acquisition Company, LLC ("TLOP") was incorporated in New Jersey as a limited liability company. TLOP is a wholly-owned subsidiary of the Company and pursuant to the Reverse Merger owns 100% of STB, Inc.

STB, Inc. - STB, Inc. ("STB") was incorporated in New Jersey in 2003. Its primary purpose was to act as a holding company for three subsidiaries J. Holder, Inc., VOM, LLC and Velocity Investments, LLC.

J. Holder, Inc. - J. Holder, Inc. ("J. Holder") was formed in 1998 to invest in, and maximize the return on real property being sold at sheriff's foreclosure sales and judgment execution sales, defaulted mortgages, partial interests in real property and the acquisition of real property with clouded title. These investments are made at discounts to fair market value focusing on acquiring the property for re-sale or perfecting the partial interest and/or clouded title for resale.

VOM, L.L.C. - VOM, LLC ("VOM") was formed in 2002 to invest in and maximize the return on New Jersey municipal tax liens. VOM focuses on maximization of profit through legal collections and owned real estate opportunities presented by the current tax lien environment.

Velocity Investment, L.L.C. - Velocity Investments, LLC ("Velocity") was established in 2002 to invest in, and maximize the return on, consumer debt purchased on the secondary market. Velocity purchases consumer debt portfolios at a discount and then liquidates these portfolios through legal collection means. Velocity employs advanced technology and extensive management experience to plan, execute against and exceed desired business objectives.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reverse Acquisition
-------------------

For the purposes of these financial statements, the purchase of STB, Inc. by Velocity Asset Management, Inc.'s wholly-owned subsidiary TLOP Acquisition Company, LLC is treated as a reverse acquisition under the purchase method of accounting, as outlined in Accounting Principles Board Opinion No. 16. For accounting purposes, STB, Inc. is considered the acquirer in the reverse acquisition. The statement of operations for Velocity Assets Management, Inc. for the nine months ended September 30, 2004, includes nine months of revenues and expenses of STB, Inc and its subsidiaries combined with the revenues and expenses for Tele-Optics, Inc. and its subsidiary for the period from the date of acquisition, February 3, 2004, through September 30, 2004.

Principles of Consolidation
---------------------------

For the purposes of the accompanying financial statements, STB, Inc. is considered the accounting "Parent" company and Tele-Optics, Inc. is considered the subsidiary. Therefore, these financial statements include the combined assets and liabilities of STB, Inc. and its subsidiaries as of September 30, 2004. The statement of operations includes the income and expenses of STB, Inc. and its subsidiaries for the complete nine months ended September 30, 2004 and the income and expenses of Tele-Optics, Inc. for the period from February 3, 2004 through September 30, 2004. All material intercompany payables, receivables, revenues and expenses have been eliminated for purposes of this consolidation.

Use of Estimates
----------------

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
----------------

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Investments and Revenue Recognition
-----------------------------------

Investments in real property purchased by the Company for resale are carried at the lower of cost or market value. This includes the cost to purchase the property and repairs or other costs required to get the property ready for resale. The Company recognizes income and related expenses from the sale of real property investments at the date the sale closes.

The Company records its investments in New Jersey municipal tax liens at cost plus accrued interest. Interest revenue is recognized on the accrual basis of accounting, based on the face value of the tax certificates at the stated rate of 18% per annum. The initial portfolios of liens were purchased at a 2% discount. As required by Accounting Principals Board, Opinion No. 21, "Interest on Receivables and Payables," the discount is recognized over the estimated life of the liens using the interest method.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments and Revenue Recognition (Continued)
-----------------------------------------------

The Company purchases distressed credit card portfolios at a substantial discount. Therefore, no interest is accrued and discount is not accreted as these loans are distressed and collection is not assured. Accordingly, interest and discount accretion is accounted for on the cash-basis, using the cost-recovery method for partial collections.

Allowance for Credit Card Portfolio Losses
------------------------------------------

Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover the losses of principle, net of discount, in the existing portfolio. The Company's charge-off policy is to charge-off the principle balance of loans when all collection efforts have been exhausted.

Fair Value of Financial Instruments
-----------------------------------

Substantially all of the combined companies' assets and liabilities are carried at fair value or contracted amounts that approximate fair value except the investments in real property, carried at the lower of cost or market value, and the investments in finance receivables, which are carried at cost. Estimates of fair value are made at a specific point in time, based on relative market information and information about the financial instrument, specifically, the value of the underlying financial instrument. Assets that are recorded at fair value consist largely of property deposits, receivables and other assets, which are carried at contracted amounts that approximate fair value. Similarly, the combined companies' liabilities consist of short term liabilities recorded at contracted amounts that approximate fair value.

Income Taxes
------------

The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings per Share
------------------

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128) which establishes standards for computing and presenting earnings per share ("EPS") and requires the presentation of both basic and diluted EPS. As a result, primary and fully diluted EPS have been replaced by basic and diluted EPS. EPS is calculated by dividing net income by the weighted-average number of outstanding shares of Common Stock for each year.

Recent Accounting Pronouncements
--------------------------------

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standard (SFAS) No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company adopted this standard in 2003 and it did not have a material impact on the Company's combined results of operations, cash flows or financial position.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)
--------------------------------------------

In August 2001, the FASB also approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaced SFAS No.
121. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business," for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No.144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company's adoption of SFAS No. 144 did not have a material effect on the Company's combined results of operations, cash flows or financial position.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of this Statement did not have a material impact on the Company's combined results of operations, cash flows or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. The Company's adoption of SFAS No. 146 did not have a material effect on the Company's combined results of operations, cash flows or financial position.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor's accounting for and disclosure of the issuance of certain types of guarantees. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year-end. FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company's adoption of FIN 45 did not have a material effect on the Company's combined results of operations, cash flows or financial position.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)
--------------------------------------------

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51, and in December 2003, issued a revised FIN 46(R), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51, both of which address consolidation of variable interest entities. FIN 46 expanded the criteria for consideration in determining whether a variable interest entity should be consolidated by a business entity, and requires existing unconsolidated variable interest entities (which include, but are not limited to, Special Purpose Entities, or SPEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation was immediately applicable to variable interest entities created after January 31, 2003. The adoption of this portion of FIN 46 did not have a material effect on the Company's results of operation, cash flows or financial position. FIN 46 is applicable in 2004 to variable interest entities in which an enterprise holds a variable interest that were acquired before February 1, 2003. The Company's adoption of FIN 46 did not have a material effect on the Company's results of operations, cash flows or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company's adoption of SFAS No. 149 in 2003 did not have a material effect on the Company's results of operations, cash flows or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which is effective for financial instruments entered into or modified after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company's adoption of SFAS No. 150 in 2003 did not have a material effect on the Company's results of operations, cash flows or financial position.

Comprehensive Income
--------------------

Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," (SFAS 130), requires that total comprehensive income be reported in the financial statements. There were no components of comprehensive income; consequently, no separate statement of comprehensive income has been presented.

NOTE 3 - INVESTMENTS

Investments in Real Property
----------------------------

As discussed in Note 1, investments in real property are made at a discount to fair market value with the focus on acquiring the property for resale or to perfect the partial interest and/or clouded title for resale. Purchases of property have been funded by a line of credit from a shareholder, see Note 4.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 3 - INVESTMENTS (Continued)

Investments in Municipal Tax Liens
----------------------------------

Investments in New Jersey municipal tax liens consist of the following:

                        September 30,    September 30,     December 31,     December 31,
                            2004             2003             2003             2002
                        -------------    -------------    -------------    -------------
Tax lien certificates   $     476,828    $   1,145,833    $     679,528    $   1,830,667
Discount on purchase           (4,925)          (4,925)          (4,925)         (29,790)
Accrued interest              270,475          167,235          334,470          133,158
                        -------------    -------------    -------------    -------------

                        $     742,378    $   1,308,143    $   1,009,073    $   1,934,035
                        =============    =============    =============    =============

Interest accrues at 18% per annum based on the lien balance.


NOTE 4 - FINANCE RECEIVABLES

Finance receivables consist of the following:

                         September 30,    September 30,     December 31,     December 31,
                             2004             2003             2003             2002
                         -------------    -------------    -------------    -------------
Credit card portfolios   $  15,556,052    $   2,793,282    $  10,171,860    $          --
Discount on portfolios     (12,948,555)      (2,308,089)      (8,404,694)              --
                         -------------    -------------    -------------    -------------

                         $   2,607,497    $     485,193    $   1,767,166    $          --
                         =============    =============    =============    =============

The Company does not accrue interest income and discount amortization on accounts due to the irregularity of collections and no assurance of collections. All loans are distressed and past due.


NOTE 5 - LINE OF CREDIT

The Company had a $2,000,000 line of credit with a shareholder, which was due to expire May 2005, for the purpose of financing the Company's investments in real property. On August 12, 2004, the above line of credit was forgiven in exchange for shares of the Company's common stock, par value $.001 per share at a rate of one share per $0.90 of the Obligation. The total debt forgiveness including accrued interest of $79,489 totaled $984,966. The effective date of this conversion of debt to equity is retroactive to July 1, 2004. Interest at 10% per annum was due upon sale of the real property, based on the number of days the funds were committed to the investment. Each investment was presented on a case-by-case basis for funding approval and, if approved, the asset

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 5 - LINE OF CREDIT (continued)

purchased was assigned as collateral to the shareholder for the funds advanced until the property was sold. Funds advanced were held and disbursed from an attorney trust account. At September 30, 2004 and 2003 and December 31, 2003 and 2002, there was $0, $1,193,661, $1,294,523, and $17,781, respectively, available under this line of credit. Interest expense for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002 was $124,859, $49,678, $66,237 and $164,791, respectively.

NOTE 6 - LONG-TERM DEBT

Notes payable consist of the following:

                                                            September 30,              December 31,
                                                       -----------------------   -----------------------
                                                          2004         2003         2003         2002
                                                       ----------   ----------   ----------   ----------
Note payable to an officer and a related trust,
interest in 10% per annum, secured by tax lien
certificates and all other assets of the Company
Principal and interest payable quarterly or, if not
quarterly, at such time as the Company's cash
flow allows, was due July 17, 2004. On August
12, 2004, the above note payable was forgiven in
exchange for shares of the Company's common
stock, per value $.001 per share at a rate of one
share per $0.90 of the Obligation. The total debt
forgiveness including accrued interest of $75,095
totaled $1,581,131. The effective date of this
conversion of debt to equity is retroactive to
July 1, 2004                                           $       --   $1,612,518   $1,506,036   $2,000,000

Notes payable to an officer, interest at 8% per
annum, unsecured. All notes originated during
the period of January-May of 2003 and were each
due in five years. Principal and interest was due
on the anniversary of each note except for the first
year, which payment shall be optional and
otherwise added to the second year payment. On
August 12, 2004, the above notes payable was
forgiven in exchange for shares of the Company's
comon stock, par value $.001 per share at a rate
of one share per $0.90 of the Obligation. The total
debt forgiveness including accrued interest of
$51,798 totalled $550,818. The effective date of
this conversion of debt to equity is retroactive
to July 1, 2004                                                --      499,020      499,020           --

                                                       ----------   ----------   ----------   ----------
Subtotal                                               $       --   $2,111,538   $2,005,056   $2,000,000
                                                       ----------   ----------   ----------   ----------

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 6 - LONG-TERM DEBT (continued)

                                                           September 30,              December 31,
                                                      -----------------------   -----------------------
                                                         2004         2003         2003         2002
                                                      ----------   ----------   ----------   ----------
Balance brought forward                               $       --   $2,111,538   $2,005,056   $2,000,000

Note payable to Michael Kelly, interest at 8%
per annum payable semi-annually; at the
expiration of one year, upon 30 days notice to
the Company, the note could have been payable
upon demand, secured by first position upon all
corporate assets. On August 12, 2004, the
above note payable was forgiven in exchange for
shares of the Company's common stock, par
value $.001 per share at a rate of one share per
$0.90 of the Obligation. The total debt forgiveness
including accrued interest of $11,902 totaled
$3,111,902. The effective date of this conversion
of debt to equity is retroactive to July 1, 2004              --      300,000      300,000           --

Note payable to Richard Cavanaugh, interest at 6%
per annum payable semi-annually, upon 30 days
notice to the Company, the note may be payable           250,000           --           --           --

Note payable to Richard Cavanaugh, interest at
8% per annum payable semi-annually, upon 30
days notice to the Company, the note may be
payable upon demand and is unsecured                          --      500,000      500,000           --
                                                      ----------   ----------   ----------   ----------
                                                         250,000    2,911,538    2,805,056    2,000,000
Less: Current Portion                                    250,000    2,412,518    2,306,036    2,000,000
                                                      ----------   ----------   ----------   ----------
                                                      $       --   $  499,020   $  499,020   $       --
                                                      ==========   ==========   ==========   ==========

Maturities of notes payable are as follows:

             2005                  $   250,000
                                   ===========

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 7 - OBLIGATIONS UNDER CAPITAL LEASE

Capital lease obligations consist of the following:

                                                     September 30,              December 31,
                                                -----------------------   -----------------------
                                                   2004         2003         2003         2002
                                                ----------   ----------   ----------   ----------
Capital lease payable to Unifund Portfolio E,
LLC in monthly payments of $44,834, including
interest at 5.75% with a balloon payment due
November 2005, secured by corresponding
corresponding investment portfolios             $  863,985   $       --   $1,179,165   $       --
                                                ==========   ==========   ==========   ==========

Minimum lease payments due under capital leases as of September 30, 2004, are as follows:

         Period Ending
         September 30,

         2005                                                       $  542,856
         2006                                                          452,380
                                                                    ----------
         Total net minimum capital lease payments                      995,236
         Less amounts representing interest                            131,251
                                                                    ----------
         Present value of future minimum capital lease payments        863,985
         Less Current Portion of Obligations Under Capital Leases      472,291
                                                                    ----------
         Obligations Under Capital Lease, less current portion      $  391,694
                                                                    ==========

NOTE 8 -RELATED PARTY TRANSACTIONS

Interest payments on the line of credit, Note 5, were made to a director and shareholder of the Company in the amounts of $124,859, $49,678, $66,237, and $129,167 for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002, respectively. In addition, the Company paid the director and shareholder consulting fees of $8,312, $8,312, $103,389, and $114,910 for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002, respectively.

The Company paid legal consulting fees to an entity related to a director and shareholder in the amount of $36,226, $27,170, $128,147, and $154,059 for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002, respectively. This related entity provided office space and administrative support to the Company at no cost for 2003.

The Company paid legal research fees to an entity related to a shareholder in the amount of $96,273 for the year ended December 31, 2003.

At September 30, 2004 and December 31, 2003, the Company had a receivable from a related party in the amount of $14,950 and $16,872, respectively.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 9 - INCOME TAXES

The provision for corporate income taxes for the nine months ended September 30, 2004 and the year ended December 31, 2003 consists of the following:

                               For the Nine    For the Nine     For the Year    For the Year
                               Months Ended    Months Ended        Ended           Ended
                               September 30,   September 30,    December 31,    December 31,
                                   2004            2003             2003            2002
                               -------------   -------------   -------------   -------------
         Current:
              Federal          $          --   $          --   $          --   $          --
              State                    8,122           1,284           2,567              --
                               -------------   -------------   -------------   -------------

                       Total   $       8,122   $       1,284   $       2,567   $          --
                               =============   =============   =============   =============

Deferred income taxes relating to the tax benefit of the Company's net operating loss was offset by a valuation allowance due to the uncertainty of profitable operations in the future. Also, as a result of the Company's change of control, the net operating losses which can be utilized each year will be limited under the provisions of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended.

The Company's net operating loss carry forward of approximately $1,680,000, which expires from the year 2006 through 2017, may be carried forward for tax purposes, to offset taxable income.


NOTE 10 - REVERSE STOCK SPLIT AND CHANGE IN NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED

On April 8, 2004, the Company amended its certificate of incorporation to (a) effect a 13-for-1 reverse split of the Company's then issued and outstanding shares of common stock and (b) change the total authorized shares of capital stock to 50,000,000 shares, of which 40,000,000 are classified as common stock, par value $.001 per share and 10,000,000 are classified as preferred stock, par value $.001 per share. As of September 30, 2004, the total common stock issued and outstanding was 13,585,345 with a par value of $13,586 and there was no preferred stock issued or outstanding. All references to share numbers or earnings or loss per share contained in the financial statements to which these notes relate give effect to the Reverse Split.


NOTE 11 - OUTSTANDING WARRANTS

At September 30, 2004, the Company had outstanding warrants to purchase 3,199,500 shares of the Company's common stock at a price of $1.04 per share. The warrants were granted in connection with the merger effective February 3, 2004 and expire after a period of five years.

                VELOCITY ASSET MANAGEMENT, INC. AND SUBSIDIARIES
                          (Formerly Tele-Optics, Inc.)

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (Unaudited for the information related to September 30, 2004 and audited for the information related to December 31, 2003 and 2002)


NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash was expended for interest in the amount of $105,920, $191,566, $262,217, and $253,382 for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002, respectively. Cash was expended for income taxes in the amount of $8,122, $2,892, $2,892, and $0 for nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 and 2002, respectively.

On August 12, 2004, the Company forgave $3,676,252 of its existing indebtedness ("the Obligations") in exchange for 4,084,724 shares of the Company's common stock, par value $.001 per share at a rate of one share per $0.90 of the Obligation. The effective date of this conversion of debt to equity is retroactive to July 1, 2004. The non-cash transaction was as follows:

         Total common stock issued                      $      4,085
         Total additional paid in capital                  3,672,167
                                                        ------------
         Total                                          $  3,676,252
                                                        ============

         Total debt forgiven
           Short-term borrowings under line of credit   $    905,476
           Notes payable                                   2,455,056
           Accrued interest payable                          229,221
           Accrued interest expense                           86,499
                                                        ------------
           Total                                        $  3,676,252
                                                        ============


NOTE 13 - CONCENTRATIONS OF CREDIT RISK

The consolidated entities maintain cash balances at one institution located in central New Jersey. The amounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per entity. The amount at risk at September 30, 2004 and December 31, 2003 was $16,778 and $335,948, respectively. The Company considers the risk to be minimal.


NOTE 14 - SUBSEQUENT EVENTS


From October 2004 through January 3, 2005, the Company sold 2,242,353 units of its securities for aggregate gross proceeds of $3,363,530 ($1.50 per unit) in a private transaction. Each unit consists of one share of the Company's Common Stock and a warrant to purchase one-fifth of a share of the Company's Common Stock at $2.50 per share during a period of five years.

In December 2004, the Company entered into a consulting agreement and as a commencement bonus thereunder the Company issued to the consultant 100,000 shares of Common Stock and an option to purchase 250,000 shares of Common Stock exercisable for five years at a price of $2.50 per share.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 9 of the Registrant's Certificate of Incorporation eliminates the personal liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by the Delaware General Corporation Law. Article VII of the Registrant's Bylaws provides that the Registrant shall indemnify its officers and directors to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided with respect to reimbursement of expenses incurred in defending any action, suit or proceeding if the party in question is successful on the merits or otherwise. The Registrant has also entered into indemnification agreements with each of its directors. The indemnification agreements are intended to provide the maximum protection permitted by Delaware law with respect to indemnification of directors. Velocity Asset Management, Inc. may also enter into similar agreements with certain of its officers who are not also directors. The effect of these provisions is to permit indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended. The Registrant also maintains directors and officers liability insurance.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC Registration Fee ................................     $   3,410.11
         Printing Expenses ...................................     $  10,000.00*
         Accounting Fees and Expenses ........................     $  10,000.00*
         Legal Fees and Expenses .............................     $  35,000.00*
         Miscellaneous .......................................     $   6,589.89*
                                                                   ------------
           TOTAL .............................................     $  65,000.00
                                                                   ============
________________
*   Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

         The following transactions occurred within the last three years and involved the sale by us of securities that were not registered under the Securities Act of 1933.

         During March 2002, we issued 850,000 shares of common stock (before giving effect to the one for 13 reverse stock split) as compensation for services rendered by various officers and others to us. The stock was issued on March 28, 2002 and was valued at $.001 per share (before giving effect to the one for 13 reverse stock split).

         On June 4, 2002, we entered into an agreement with an investment banker for future services in exchange for 275,000 shares of our common stock (before giving effect to the one for 13 reverse stock split). These shares of stock were issued on July 10, 2002 and were priced at $.001 per share (before giving effect to the one for 13 reverse stock split).

         On July 19, 2002 we issued 480,000 shares of common stock (before giving effect to the one for 13 reverse stock split) to repay the $4,800 in stockholders' notes payable. The accrued interest of $320 was forgiven. On the same date, we sold 150,000 shares of common stock (before giving effect to the one for 13 reverse stock split) at $.02 per share (before giving effect to the one for 13 reverse stock split).

         On January 16, 2003, we issued 150,000 shares of our common stock (before giving effect to the one for 13 reverse stock split)for $3,000 (or $.02 per share (before giving effect to the one for 13 reverse stock split)). $2,000 had been received in 2002 and the remaining $1,000 was received in January 2003.

         On June 10, 2003, we sold 1,200,000 shares of our common stock (before giving effect to the one for 13 reverse stock split) to two of our officers, 500,000 shares (before giving effect to the one for 13 reverse stock split) to a corporation wholly-owned by the son of our president, and 1,200,000 shares (before giving effect to the one for 13 reverse stock split) to two unrelated parties for a total of $7,500 ($.0025 per share (before giving effect to the one for 13 reverse stock split)).

         The three stockholders of STB received (a) an aggregate of 6,129,423 shares of our common stock, (b) the right to receive an aggregate of 1,808,077 additional shares of our common stock upon amendment of our certificate of incorporation to increase the total number of shares of capital stock that we are authorized to issue (completed March 2004), and (c) warrants to purchase during a period of five years an aggregate of 2,437,000 shares of Common Stock at an exercise price of $1.04 per share on February 3, 2004 in connection with our acquisition of all of the issued and outstanding common stock of STB.

         In connection with the Merger, we completed a private placement to an accredited investor of 562,500 shares of Common Stock and a warrant exercisable for a period of five years to purchase an aggregate of 562,500 shares of Common Stock at an exercise price of $1.04 per share in exchange for an aggregate cash consideration of $500,000.

         On February 5, 2004, we entered into a Business Advisory Agreement with Lomond International, Inc. Pursuant to this agreement we issued Lomond International, Inc. a warrant exercisable for a five year period to purchase an aggregate of 200,000 shares of common stock at an exercise price of $1.04 per share in exchange for business advisory services.

         In August 2004, effective as of June 30, 2004, we issued an aggregate of 4,084,724 shares of our common stock to three holders of $3,676,252 of the Company's indebtedness, including the Company's Chief Executive Officer, Jack C. Kleinert, in exchange for the cancellation thereof on the basis of one share per $.90 of indebtedness.

         On December 16, 2004, we entered into an Independent Consulting Agreement with The Del Mar Consulting Group, Inc., an unrelated California corporation (the "Consultant"), pursuant to which the Consultant agreed to provide certain specified public relations services for a period of one year. As compensation for such services, we agreed to issue to the Consultant, as a commencement bonus, 100,000 shares of our common stock and a nonqualified stock option to purchase 250,000 shares of our common stock exercisable for five years at a price of $2.50 per share.

         From October 2004 through January 3, 2005, the Company raised an aggregate of $3,363,529.50 of additional equity capital by the sale of 2,242,353 units of its securities in private placement to accredited investors. Each unit is comprised of one share of Common Stock and a warrant to purchase one-fifth of a share of Common Stock for $2.50 per share exercisable for a period of five years. The investors paid $1.50 per unit, for aggregate gross proceeds of $3,363,529.50.

         With respect to the issuances of securities referred to above, each of the purchasers is an "accredited investor" as such term is defined in Regulation D, was furnished with information about us and had the opportunity to verify such information. Additionally, we obtained a representation from each purchaser of such purchaser's intent to acquire the securities for the purpose of investment only, and not with a view toward the subsequent distribution thereof. The securities bear appropriate legends and we have issued stop transfer instructions to our transfer agent.


ITEM 27. EXHIBITS

Exhibit
Number     Title                                                                 Reference
------     -----                                                                 ---------
  2.1      Agreement and Plan of Merger dated as of February 3, 2004, by            A*
           and among Tele-Optics, Inc., TLOP Acquisition Company,
           L.L.C., STB, Inc., John C. Kleinert, W. Peter Ragan, Sr. and
           W. Peter Ragan, Jr.
  3.1(2)   Certificate of Incorporation**
  3.1(3)   Amendment to Certificate of Incorporation**
  3.2(2)   By-laws, as currently in effect**
  4.1(2)   Specimen Common Stock Certificate**
  4.1      Form of Subscription Agreement                                           B*
 10.1      Business Advisory Agreement dated as of February 5, 2004, by and         C*
           between Lomond International, Inc. and Registrant
 10.2      Employment Contract, dated as of September 8, 2004, by and               D*
           between Velocity Asset Management, Inc., and James J.
           Mastriani
 10.3      Independent Consulting Agreement, dated December 16, 2004,               E*
           between the Registrant and The Del Mar Consulting Group, Inc.
 10.4      Non-qualified Stock Option Agreement, dated December 16, 2004,           E*
           between the Registrant and The Del Mar Consulting Group, Inc.
 16.1      Letter of Robert C. Seiwell, Jr. CPA                                     F*
 23.1      Consent of Cowan, Gunteski & Company                                     Attached
 23.2      Consent of Spicer, Jeffries & Company, LLC                               Attached
 24.1      Power of Attorney                                                        See Signature
                                                                                    Page

--------------------

A Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2004.
B Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2004.
C Incorporated by reference to Schedule 13D filed by Lomond International, Inc. with the Securities and Exchange
D Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2004.
E Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2005.
F Incorporated by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2004.
* In accordance with Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.
**   To be filed by amendment

ITEM 28. UNDERTAKINGS

(a)      The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement which, individually or together, represent a fundamental change in the information in the registration statement; and


                  (iii) To include any additional or changed material information with respect to the plan of distribution;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ramsey, State of New Jersey, on the 14th day of January, 2005


                                       VELOCITY ASSET MANAGEMENT, INC.

                                       By: /s/ JOHN C. KLEINERT
                                           -------------------------------------
                                           John C. Kleinert
                                           Chief Executive Officer and President


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John C. Kleinert, with the power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or in his name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, and in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statements and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                    Title                                              Date
---------                                    -----                                              ----

/s/ JOHN C. KLEINERT         Director, Chief Executive Officer and President              January 14, 2005
------------------------     (Principal Executive Officer)
John C. Kleinert

/s/ W. PETER RAGAN JR.       Corporate Controller and Principal Accounting Officer        January 14, 2005
------------------------
W. Peter Ragan Jr.

/s/ W. PETER RAGAN SR.       Director                                                     January 14, 2005
------------------------
W. Peter Ragan Sr.

/s/ JAMES MASTRIANI          Chief Financial Officer, Chief Legal Officer                 January 14, 2005
------------------------     (Principal Financial Officer)
James J. Mastriani